U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 10-SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF
1934


OmniComm Systems, Inc.


          Delaware                      11-3349762
(State or Other Jurisdiction of    (I.R.S. Employer
incorporation of oragnization)     Identification No.)


3250 Mary Street, Ste. 307, Miami, FL.       33133
(Address of principal executive offices)
(Zip Code)

Issuer's telephone number: 305-448-4700


Securities to be registered under Section 12(b) of the
Act:

Title of each class      Name of each exchange on which
to be registered              each class is to be
registered
     None                          None


Securities to be registered under Section 12(g) of the
Act:

Common Stock, $.001 par value
PART I

Item 1.   BUSINESS

Forward-Looking Statements

     Statements contained in this Form 10-SB that are not historical fact are "forward looking statements". These statements can often be identified by the use of forward-looking terminology such as "estimate", "project", "believe", "expect", "may", "will", "should", "intends", or
"anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. We wish to caution the reader that these forward-looking statements, such as statements relating to timing, costs and of the acquisition of, or investments in, existing business, the revenue profitability levels of such businesses, and other matters contained in this Form 10-K regarding matters that are not historical facts, are only predictions. No assurance can be given that plans for the future will be consummated or that the future results indicated, whether expressed or implied, will be achieved. While sometimes presented with numerical specificity, these plans and projections and other forward-looking statements are based upon a variety of assumptions, which we consider reasonable, but which nevertheless may not be realized.
Because of the number and range of the assumptions underlying our projections and forward-looking statements, many of which are subject to significant uncertainties and contingencies that are beyond our reasonable control, some of the assumptions inevitably will not materialize, and unanticipated events and circumstances may occur subsequent to the date of this Form 10-K. Therefore, our actual experience and results achieved during the period covered by any particular projections or forward-looking statements may differ substantially from those projected.
Consequently, the inclusion of projections and other forward-looking statements should not be regarded as a representation by us or any other person that these plans will be consummated or that estimates and projections will be realized, and actual results may vary materially. There can be no assurance that any of these expectations will be realized or that any of the forward-looking statements contained herein will prove to be accurate.



 Business

     Coral Development Corp. ("Coral") was incorporated under the laws of the State of Delaware on November 16, 1996 as a wholly owned subsidiary of Modern Technology
Corp. ("MTC") a Delaware corporation who received 403,000 shares of common stock of Coral in exchange for $30,000.

     In June of 1997, Coral registered 403,000 shares of common stock to be distributed to the shareholders of MTC as a shared dividend. The registration and issuance of the shares was subject to the provisions of Rule 419 ("Rule
419") of Regulation C of the Rules and Regulations of the Securities Act of 1933, as amended.

     Rule 419 sets forth the requirements that apply to every registration statement filed under the Act relating to an offering by a "blank check company". A "blank check company" is a company that is a development stage company that has no specific plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. At the time of filing the registration statement, Coral was a "blank check company". The main requirements of Rule 419 are: escrowing the securities that are subject to the registration statement prior to issuance of the securities and consummating a transaction within 18 months of filing the registration statement.

     Coral and OmniComm Systems, Inc. (the "Company") entered into an Agreement and Plan of Merger on July 22, 1998. The terms of the agreement provided that all of the issued and outstanding shares of OmniComm Systems, Inc.
would be exchanged for 940,000 shares of common stock of Coral. The officers and directors of Coral would resign and the name of Coral would be changed to OmniComm Systems, Inc. Further, as part of the plan of merger, the five
OmniComm shareholders will receive options representing an additional 2,687,000 shares of common stock of the Company.
The options will vest in the event the Company generates
$4,000,000 in gross revenue on a cumulative basis. The issuance of the shares subject to the options will cause substantial dilution to the existing shareholders.

     Coral had until December 5, 1998 (18 months from the filing date of the Form SB-2 - June 5, 1997) to finalize a transaction. Prior to entering into the Agreement and Plan of Merger, the Company acquired Education Navigator, Inc.
on June 26, 1998. The closeness in time of these two transactions presented a logistical problem in completing due diligence and providing audited financial statements for OmniComm Systems, Inc. and especially Education
Navigator, Inc. which did not have audited financial statements. To further complicate the matter, the financial statements when completed needed to be presented in such a way so as to show pro-forma information as if the mergers had occurred a year earlier. Coral received a comment letter from the Securities Exchange Commission concerning the Post-Effective amendment to the SB-2. It was clear from the comments that Coral and the Company would not make the deadline on December 5, 1998 so the SB-2 was withdrawn.
Coral and the Company understood that if the SB-2 did not go effective by December 5, 1998, they would have to re-file the registration statement since it was very unlikely that an extension would be given. The shares that had been held in escrow pursuant to Rule 419 were returned to MTC.

     Since the parties were specifically identified for purposes of an acquisition it was felt that the proscriptions of Rule 419 would not apply and the safeguards for issuance of the shares such as the escrow requirements would not have to be adhered to which would shorten the time period for completing the transactions. In addition, the Division of Corporate Finance had issued
Staff Legal Bulletin No. 4, which gave specific guidance to the parties for the type of transaction that was contemplated.

     The Company and Coral continued with their plans to finalize the merger and to become a reporting company. The parties executed an Amended Agreement and Plan of Merger to include MTC, the parent of Coral, as a party for the sole purpose of issuing the shares in accordance with the Agreement and Plan of Merger. A Form 10-SB was filed on
December 22, 1998 to register the common shares of Coral, pursuant to Section 12(g) of the Securities Exchange Act of 1934.

     The Company and Coral finalized the merger on February
17, 1999. None of the shares have been distributed to the MTC shareholders.

BUSINESS OVERVIEW

     OmniComm is an information and technology integration company located in Coconut Grove, Florida. The Company provides customized, integrated solutions for its customers' networking needs by combining a comprehensive offering of dynamic web and data base applications with its expertise in designing and configuring networks.

     From date of inception (February 28, 1997) to July 26,
1998, OmniComm Systems, Inc. (formerly known as The
Premisys Group, Inc.) was a systems integrator: a provider of services and products designed to build, manage and enhance computer network infrastructures, local and wide area, for businesses.

     On June 26, 1998, the Company, through its wholly owned subsidiary OmniCommerce Systems, Inc. acquired all of the issued and outstanding shares of Education Navigator, Inc. a Florida corporation. OmniCommerce provides the technical and business know how to integrate existing legacy hardware networks and data into applications for e-commerce, extranets, intranets, virtual private networks
(VPNs), and private networks.

     Education Navigator had developed a number of electronic commerce applications to be used over the Internet. The following are overviews of the applications:

Enterprise E-Commerce: Enterprise e-commerce allows an enterprise to access and transmit to vendors and client critical pricing and product information where response time is critical to maintaining or gaining a competitive advantage. Enterprise e-commerce is a fully integrated
  Internet business system. The system includes electronic data interchange (EDI), purchase ordering and marketing and full integration with legacy data applications and procedures.

Retail Site: On a smaller scale than enterprise e-commerce, but just as robust, a full retail site for businesses was developed to establish a complete presence on the Internet.

Remote Data Collection: Remote data collection provides for the inputting of data from remote locations to a centralized database using the Internet as the network.


     The Company made a strategic decision during the beginning of January 1999 to focus substantially all of its resources on the development of its remote data collection system for the collection of clinical data named
TrialMaster(TM). The Company had begun the development of the application during the 4th calendar quarter of 1998.

     The Company, however, will continue with its systems integration business and its current projects with its current client base including Office Depot, Republic
Industries, and Commercial Services International and other private companies.

Y2K COMPLIANCE

Year 2000 Program

Introduction

     The "Year 2000 Problem" arose because many existing computer programs use only the last two digits to refer to a year. Therefore, these computer programs do not properly recognize a year that begins with "20" instead of the familiar "19." If not corrected, many computer applications could fail or create erroneous results. The problems created by using abbreviated dates appear in hardware (such as microchips), operating systems and other software programs. The Company's Year 2000 ("Y2K") compliance project is intended to determine the readiness of the Company's business for the Year 2000. The Company defines
Y2K "compliance" to mean that the computer code will process all defined future dates properly and give accurate results.

Description of Areas of Impact and Risk

     The Company has identified four areas where the Y2K problem creates risk to the Company. These areas are: a) internal Information Technology ("IT") systems; b) non-IT systems with embedded chip technology; c) system capabilities of third party businesses with relationships with the Company, including product suppliers, customers, service providers (such as telephone, power, logistics, financial services) and other businesses whose failure to be Y2K compliant could have a material adverse effect on the Company's business, financial condition or results of operations; and d) product liability claims arising out of the non-performance of computer products distributed by the Company.

Plan to Address Year 2000 Compliance

     The Company has formed a Year 2000 Compliance Project
Team and began developing an overall plan to address Y2K readiness issues. This plan includes five phases as follows: Phase I is to create an inventory of the Company's
IT systems, non-IT systems and service providers (each of these being referred to as "business components") that need to be analyzed for Y2K compliance. During Phase I a priority is established so that the Company will first address the most important business components to determine
Y2K readiness. Phase II analyzes the identified business components to determine which of the business components in the inventory require additional effort to be Y2K compliant. Phase III is the repair, modification or replacement of business components which the analysis determines are not Y2K compliant ("remediation"). Phase IV consists of various types of testing to confirm that the remediation process has resulted in the business components being Y2K compliant. Phase V is the development of contingency plans to address potential risks that the Y2K compliance project may not fully address.

State of Readiness

     IT Systems - The initial Phase I inventory and prioritization process for the Company's U.S. based IT systems has been completed. The Company's current focus in this area is on testing and remediation, inventory refinement, and test plan refinement. Approximately 92% of all identified IT system business components have been deemed to be Y2K compliant as of March 31, 1999 with analysis of the remaining 8% continuing. Testing will continue through July 1999 when all compliance testing is anticipated to be completed. Even though the original design of the Company's network and accounting software system (the Company's system performing the primary business functions of sales order entry, billing, purchasing, distribution and inventory control) considered the Y2K problem and is currently deemed compliant, the test plan includes detailed testing of this business critical system. Desktop hardware and software systems testing and remediation is anticipated to be completed in June 1999.

     Non-IT systems - Non-IT systems consist of any device which is able to store and report date-related information, such as access control systems, elevators, security systems and other items containing a microprocessor or internal clock. The phased plan approach utilized by the Company for analysis of the IT systems is also being used for non-IT systems. Phase I inventory and prioritization has been completed for non-IT systems. Phase II analysis will be performed on systems material to the Company's operations with the assistance of the Company's vendors. The Company currently plans to complete the Y2K compliance program for all material non-IT systems by the end of June 1999.

     Material Third Parties - The Company has created an inventory of what it believes to be all material third parties with whom the Company has a business relationship in the U.S. Requests for binding Y2K compliance letters were sent to these third parties beginning in March 1999.
The Company is currently reviewing the responses to these requests to determine the Y2K readiness of these third parties. For those critical third party suppliers, service providers and customers that fail to respond to the Company's survey, the Company intends to pursue alternative means of obtaining Y2K readiness information, such as review of publicly available information published by such third parties. The Company plans to continue to review its third party relationships throughout the Y2K compliance program to ensure all material third party relationships are addressed.

     Product Liability - The Company does not make any representations or warranties that the products it distributes are or will be Y2K ready or compliant. In certain countries where the Company or its subsidiaries distribute products, the Company may have an obligation to accept returns of products which fail because the product is not Y2K ready. In most cases, these returns may be passed on to the manufacturer. In those countries where product return obligations may exist, the Company plans to carefully review manufacturer representations regarding products that are sold in material volumes by the Company or its subsidiaries.

Contingency Planning and Risks

     Upon completion of Phase I (inventory of components) and Phase II (analysis of Y2K readiness) the Y2K compliance project team will commence development of a contingency plan to address risks arising from Y2K. While the Company believes that its approach to Y2K readiness is sound, it is possible that some business components are not identified in the inventory, or that the scanning or testing process does not result in analysis and remediation of all source code. The Company will assume a third party is not Y2K ready if no response or an inadequate response is received.
The Company's contingency plan will address alternative providers and processes to deal with business interruptions that may be caused by internal system or third party providers failure to be Y2K ready to the extent it is possible.

     The failure to correct a material Y2K problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failure could materially and adversely affect the Company's results of operations, liquidity and financial condition. In addition, the Company's operating results could be materially adversely affected if it were to be held responsible for the failure of any products sold by the Company to be Y2K ready despite the Company's disclaimer of product warranties and the limitation of liability contained in its sales terms and conditions.

INDUSTRY OVERVIEW

     Worldwide research and development expenditures by the pharmaceutical and biotechnology industries reached an estimated $40 billion in 1997, approximately $12 billion of which was spent on preclinical and clinical trials.
Approximately $4 billion or more is estimated to have been outsourced to contract research organizations (CROs), and the pharmaceutical outsourcing industry is projected to be growing 20-25% annually. Further, research and development expenditures in 1997 for the top 50 pharmaceutical companies in the world increased approximately 11% from the previous year.

     The Company believes that certain industry and regulatory trends have led pharmaceutical, biotechnology, cosmetic and device companies to increase research and development for proprietary new drugs, cosmetic and medical devices. These trends have required companies to conduct increasingly complex clinical trials, and develop multinational clinical trial capability, while seeking to control internal fixed costs. The trends driving the industry's growth can be summarized as follows:

Drug Development Pressures.
Globalization of Clinical Development and Regulatory
  Strategy.
Increasingly Complex and Stringent Regulation; Need for
  Technological Capabilities.
Competitive Pressures.
Growth of Biotechnology and Genomics Industries.

These trends have created even greater competitive demands on the industry to bring products to market efficiently and quickly. It has been estimated that for each day a given product remains in clinical trials a company loses approximately $1,000,000 in revenue per day.

CLINICAL TRIAL OVERVIEW

     In order for a drug or device to be marketed in the United States, Europe or Japan, the drug/device must undergo extensive testing and regulatory review in order to determine that the drug or device is safe and effective.
The following is an overview of the process that is generally undertaken to bring a drug or device to market:

Preclinical Research (1 to 3.5 years). In vitro ("test tube") and animal studies to establish the relative toxicity of the drug over a wide range of doses and to detect any potential to cause birth defects or cancer.
  If results warrant continuing development of the drug, the manufacturer will file an IND (Investigational New
  Drug Application), upon which the FDA may grant permission to begin human trials.

   Clinical Trials  (3.5 to 6 years)

Phase I (6 months to 1 year). Basic safety and pharmacology testing in 20 to 80 human subjects, usually healthy volunteers, includes studies to determine how the drug works, how it is affected by other drugs, where it goes in the body, how long it remains active, and how it is broken down and eliminated from the body.

Phase II (1 to 2 years). Basic efficacy (effectiveness) and dose-range testing in 100 to 200 afflicted volunteers to help determine the best effective dose, confirm that the drug works as expected, and provide additional safety data.

Phase III (2 to 3 years). Efficacy and safety studies in hundreds or thousands of patients at many investigational sites (hospitals and clinics) can be placebo-controlled trials, in which the new drug is compared with a "sugar pill," or studies comparing the new drug with one or more drugs with established safety and efficacy profiles in the same therapeutic category.

Treatment Investigational New Drug ("TIND") (may span late
  Phase II, Phase III, and FDA review).  When results from
  Phase II or Phase III show special promise in the treatment of a serious condition for which existing therapeutic options are limited or of minimal value, the FDA may allow the manufacturer to make the new drug available to a larger number of patients through the regulated mechanism of a TIND. Although less scientifically rigorous than a controlled clinical trial, a TIND may enroll and collect a substantial amount of data from tens of thousands of patients.

New Drug Application ("NDA") Preparation and Submission.
  Upon completion of Phase III trials, the manufacturer assembles the statistically analyzed data from all phases of development into a single large document, the NDA, which today comprises, on average, roughly 100,000 pages.

FDA Review & Approval (1 to 1.5 years). Careful scrutiny of data from all phases of development (including a TIND) to confirm that the manufacturer has complied with regulations and that the drug is safe and effective for the specific use (or "indication") under study.

Post-Marketing Surveillance and Phase IV Studies. Federal regulation requires the manufacturer to collect and periodically report to FDA additional safety and efficacy data on the drug for as long as the manufacturer markets the drug (post-marketing surveillance). If the drug is marketed outside the U.S., these reports must include data from all countries in which the drug is sold.
  Additional studies (Phase IV) may be undertaken after initial approval to find new uses for the drug, to test new dosage formulations, or to confirm selected non-clinical benefits, e.g., increased cost-effectiveness or improved quality of life.

     To alleviate the enormous amount of paperwork that is generated and submitted for purposes of receiving approval, the United States Food and Drug Administration ("FDA") promulgated regulations on March 20, 1997 concerning the electronic submission of data to the FDA: 21 CFR Part 11
"Electronic Records; Electronic Signatures; Final Rule".
Essentially, this regulation provided for the voluntary submission of parts or all of regulatory records in electronic format without an accompanying paper copy. More recently, the FDA promulgated "Providing Regulatory
Submissions in Electronic Format-General Considerations".


CLINICAL DATA COLLECTION OVERVIEW

     To support the applications for regulatory approvals, clinical data must be collected. Clinical Data is collected from the Clinical Report Forms (CRF) that are submitted to and filled out by an investigator - doctor/research assistant - who is participating in the clinical trial.
These forms can be 5 to 100 pages and document a series of visits by patients over a period of time.

     Once information is collected from the patient/study subject by the investigators and the relevant portion of the CRF is filled out it is then submitted to either the sponsor of the study such as a pharmaceutical company or, more typically, an entity that has contracted with the sponsor to conduct the clinical trial, the Clinical
Research Organization (CRO). Double data entry is used to insure error free data entry.

Validation and Edit Query

     Part of the clinical data process is data review to see whether the collected data is within certain parameters of the clinical trial. This is called primary validation.
This data can be as simple as sex or age or as complex as logical combinations of data such as blood pressure, weight, and medication. If the data collected is outside of the clinical trial parameters, the data collection process will generate an edit query. This edit query must be submitted to the investigator for resolution, and then resubmitted for data processing.

Monitoring

     Monitors are an integral and necessary part of the clinical trial process. These individuals travel to the clinical sites to ensure that the investigators are complying with good clinical practice (GCP) standards.
Essentially, their role is to make sure clinical data is being collected and submitted in a safe, timely and accurate manner.

TRIALMASTER(TM)

Description

     OmniComm provides a fully integrated solution for the collection of clinical data utilizing its TrialMaster(TM) application. In addition to the application, OmniComm can provide the necessary infrastructure components to establish the application worldwide including network consulting and implementation, hardware procurement, hosting, and maintenance.

     TrialMaster(TM) is a browser-based system that collects, validates, and manages clinical data via the Internet. TrialMaster(TM) allows participants in the clinical trial process to perform data collection and data management via a direct, secure Internet connection. TrialMaster(TM) automates the process of data collection and verification, effectively reducing development and testing time for medical drug and device research projects.

     TrialMaster(TM) is an open electronic data collection
(EDC) system that is fully integratable with existing legacy data systems such as Oracle(R) and Microsoft SQL(R). The application utilizes standard browsers such as Internet
Explorer 4.0(R) and Netscape(R).

     TrialMaster(TM) allows data to be entered directly from a source document such as a patient record or doctor's notes via a computer screen. TrialMaster(TM) differs from other systems such as remote data entry (RDE) in that no paper is used. In RDE, the data is entered from the source document onto a CRF, and then the CRF data is entered into an intermediate database at the clinical site via a data entry program. With TrialMaster(TM) there is no intermediate database allowing for data validation during the collection process while the sources document is still available. Further, TrialMaster(TM) allows for client side validation eventhough the remote site is not connected to the Internet. This is helpful in situations where an Internet connection is unavailable or too slow.



Advantages

     TrialMaster(TM) significantly impacts the clinical trial process in the three areas: Data Collection, Validation and Edit Queries, and Monitoring.

Data Collection

  Typically, once the CRF is received the processing time can be 1-3 days. TrialMaster(TM) reduces this time to a matter of seconds. The data is entered directly to a database from the source document via a computer screen and the Internet at the clinical site.

  Further, the time required to forward the CRF to the clinical site and to have that form returned could take a number of days. Since the transmission of the form and data is over the Internet, using TrialMaster(TM) would take minutes not days. Further, the printing costs for a large trial can be substantial. TrialMaster reduces or, in some cases, eliminates the printing charges.

Validation and Edit Query

  The principal strength of the TrialMaster(TM) application is the ability to validate data and to generate an edit query(s) during the collection process.

  It is critical that the data collected be "clean" data.
  This process can be as simple as resolving spelling mistakes or illegible writing; or as complex as the data not meeting the parameters of the clinical trial.
  Typically, these problems do not surface until after the data is collected and submitted for processing. In order to correct these problems, the clinical investigator must resolve the discrepancies and resubmit the data for processing a process that can take days or, or even weeks.

  TrialMaster(TM) provides for data validation during the collection process while the source document is still available. While the data is being inputted, it is contemporaneously "cleansed" confirming that it falls within the given parameters of the clinical trial. Not only is the data validated, but also an edit query can be submitted simultaneously to the clinical investigator inquiring why the data falls outside of the given parameters.

  The ability to validate data in real time during the clinical trial considerably shortens the period of time to "lock" the clinical database at the conclusion of the trial, as opposed to waiting 15 week which typically is the case.

Monitoring

  TrialMaster(TM) assists the monitors in doing their job more efficiently. A monitor can review the progress of any given clinical site remotely to determine whether that site is processing data in a timely fashion. More importantly, such real time access to data provides the opportunity to determine if there are problems with a clinical trial at an early stage of the trial.

EMPLOYEES

     The Company and its wholly owned subsidiary, OmniCommerce Systems, Inc., currently have eight (8) full time employees.

SALES AND MARKETING

     The Company has made a strategic decision to focus substantially all of its resources on marketing and selling its TrialMaster(TM) application. The Company is focusing its marketing efforts on three (3) core groups: clinical and academic research organizations; pharmaceutical companies; and, device manufactures.

     The Company has retained the services of Lawrence
Kronick as its consulting applications manager to assist the Company in defining and formulating a strategic marketing plan. Mr. Kronick has 15 years experience in the sales and marketing of products and services within the medical community throughout the United States, Europe, and Asia.





COMPETITION

TrialMaster(TM) - Data Collection

     There are other entities that compete with the Company's Internet based data collection system, TrialMaster(TM). Principally, the competitors include Phase
Forward Incorporated (www.phaseforward.com), CB
Technologies (www.MetaTrial.com), and a British based company, RDE Ltd. Most of these competitors have significantly greater financial, technical and marketing resources, or name recognition than that of the Company.

Systems Integration

     The market for the type of system integration services the Company provides includes a large number of competitors and is subject to rapid change. Primary competitors include participants from a variety of market segments, including systems consulting and implementation firms, application software firms, service groups of computer equipment companies, systems integration companies, and general management consulting firms and programming companies. Most of the competitors have significantly greater financial, technical and marketing resources and name recognition that the Company. In addition, the Company competes with its clients' internal resources, particularly where these resources represent a fixed cost to the client. Such competition will impose additional financial and pricing pressures on the Company.

     The Company believes that the most significant competitive factors it faces is a lack of operating history and an attendant perception of a lack of experience in competing in such a changing and competitive environment.
The Company believes, however, that its technical expertise, the knowledge and experience of its principals of the industry, quality of service and responsiveness to client needs and speed in delivering solutions will allow it to compete favorably within this environment.



INTELLECTUAL PROPERTY RIGHTS

     The Company acquired Education Navigator, Inc., in part, for its e-commerce applications that it had created and implemented. The Company believes that some of these applications such as TrialMaster(TM) may be subject to patent and/or copyright protection. The Company is currently investigating the viability of securing such protection. Given the uncertainties of the patenting process especially within the field of computer software and business processes, no assurance can be given that such patent protection will be secured.

     The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. The
Company enters into confidentiality agreements with its employees and limits distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

     The Company is in the process of registering the trademarks "OMNICOMM SYSTEMS, INC.", AND "TRIALMASTER" with the U.S. Patent and Trademark Office. The Company intends to make such other state and federal filings as the Company deems necessary and appropriate to protect its intellectual property rights.

Item 2.   Management's Discussion and Analysis or Plan of
          Operation

The Company

     The proposed business of Coral (n/k/a OmniComm
Systems, Inc.) was to provide a mechanism to take advantage of business opportunities. Through inception, November 19, 1996, to February 17, 1999, the Company conducted no business other than organizational activities.

     On June 5, 1997, a registration statement relating to a dividend distribution of 403,000 shares of the Company's
Common Stock was declared effective. The offering was made pursuant to Rule 419. The Company realized no net proceeds. The Rule 419 offering did not proceed due to time limitations.

     On July 22, 1998, Coral signed an Agreement and Plan
of Reorganization with the Company and its shareholders and
an Amendment thereto dated November 3, 1998("Agreement").
The essential terms of the Agreement are described above,
"Other Matters", "Acquisition of Education Navigator". The
Agreement was finalized on February 17, 1999. The Company
has filed a copy of the Agreement with the Securities and
Exchange Commission on Form 8-K.   The Company shares owned
by MTC will be distributed to MTC shareholders on the basis of one Coral share for each fifty (50) MTC shares.

OMNICOMM SYSTEMS, INC.

Results of Operations

     The foregoing takes into account the accounts of the Company's wholly owned subsidiary OmniCommerce.
OmniCommerce was formed in July 1998 for the purpose of acquiring Education Navigator, Inc.

     From the date of inception (February 28, 1997) to December 31, 1997.

     From the date of inception (February 28, 1997) through December 31, 1997, the Company was a subchapter S
Corporation. During this period, the Company had a gross profit of $45,423 on revenues of $210,373 and a net loss of $16,040. A significant portion, approximately seventy-five percent (75%), of the revenue generated during this period was from a single client, Commercial Services
International, Inc. (CSI). The source of the revenue was primarily from hardware procurement.

For the twelve month period ending December 31, 1998.

     For the twelve-month period ending December 31, 1998 the Company had a gross profit of $466,776 on revenues of $1,689,794 and a net loss of $295,367. The net loss is primarily attributed to the acquisition of Education
Navigator, Inc.

Comparison between the twelve period ending December 31, 1997 and December 31, 1998.

     For the twelve period ending December 31, 1997 the Company had a gross profit of $45,423 on revenues of $210,373 and a net loss of $16,040. For a similar period ending December 31, 1998 the Company had an increase in revenues of $1,479,421. The increase in revenue for the period ending December 31, 1998 is due to a significant increase in projects initiated by the Company's clients, primarily CSI, which represents 78% of the total. During this same period, there was an attendant increase in selling, general and administrative expenses, and salaries to $425,854 from $25,889 representing an increase of $399,965. In addition to the costs associated with the acquisition of Education Navigator, Inc., the Company hired four additional full time employees, relocated its operations to 3250 Mary Street, Suite 307, Miami, Florida
33133, and rented an additional 1750 square feet for the operations of OmniCommerce Systems, Inc. located at 9400 S.
Dadeland Blvd., Suite 112, Miami, Florida 33156.

Plan of Operation

     The Company currently has sufficient cash flow from its systems integration projects to fund its day to day operations. The Company has recently initiated a private placement, see below, of 5 year, 10% convertible notes to accredited investors. The proceeds from this offering should be sufficient to assist in the marketing of the TrialMaster application for the next 6 months and to make the necessary debt payments to the Education Navigator shareholders.

     The Company intends to raise additional funds to develop, market and implement the TrialMaster(TM) application.
The Company would expect to raise these funds through additional private placements of debt or equity securities.


Private Placement

     On January 18, 1999, Northeast Securities, Inc., as placement agent, began the distribution of a Confidential
Private Placement Memorandum to accredited investors on behalf of the Company. The terms of the offering are as follows:

     Amount: $400,000 Minimum/$750,000 Maximum, All or none, Best Efforts.

     Offering: 16 Units Minimum/30 Units Maximum. Each Unit consists of a five (5) year convertible note in the principal amount of $25,000, bearing 10% annual interest, payable semi-annually with the principal convertible into shares of common stock, $.001 par value, of the Company
("Common Stock" or "Shares") at $1.25 per Share, subject to customary anti-dilution provisions. The Convertible Notes may be called in whole or in part at a premium of 102% of par into shares at the conversion price, as may be adjusted, in the event the Company's Common Stock publicly trades on a recognized exchange, NASDAQ or OTC Bulletin
Board, for a period of 20 consecutive trading days at a bid price per share of $3.50 or greater, and provided the Shares underlying the Convertible Note have been registered and may be sold without restriction by the holders thereof.

     Interest Adjustment: In the event holders demand registration of the Shares underlying the Convertible Notes and such registration statement is not effective within 90 days after the date of notice of demand by said holders, the interest rate on the Convertible Notes beginning on the next quarter following the expiration of the 90 day period, shall increase to 15%, and shall remain at 15% until said registration statement is effective, at which time the interest rate shall revert back to 10%.

     Price: $25,000 per Unit. The Company will accept subscriptions for partial Units.

     Registration Rights: Demand (so long as 50% of the aggregate amount of the total offering files notices) and Piggy-Back registration rights (subject to underwriter's cut-back).

     Use of Proceeds:    Operating and Marketing Expenses

     Conditions:

               (1) Regulation D of the Securities Act of
          1933, as amended.

               (2) Suitability Standards; Accredited
          Investors Only.

               (3) Board of Directors: Northeast
          Securities, placement agent, shall have the right to designate one observer with the same notice and reimbursement of expenses as other directors.

               (4) Termination Date: March 31, 1999

               (5) Placement Fee: 250,000 Common Shares at a purchase price of $.001 per share at the closing of the Minimum.

               (6) The Company agrees not to issue equity securities except ISO stock options and other options or stock bonuses to employ consultants and advisors.

               (7) Northeast shall have a right of first refusal to match any bonafide equity based offering proposal.

               (8) The Company shall have no more than
          4,000,000 Shares outstanding on a fully diluted basis prior to the placement of the Convertible
          Notes.

     Placement Agent Fees: 10% Commission (cash); 3%
NonAccountable expense allowance (cash); $7,500 advance against non-accountable due diligence expense.

As of April 9, 1999, the Company had received net proceeds of $674,250 as a result of the private placement.

LIQUIDITY

     The sole source of revenue for the Company is from its systems integration business and its current projects. The
Company has not derived any revenue from its TrialMaster(TM) application.

     The Company is generating adequate amounts of cash to meet its current operational needs. With the acquisition of Education Navigator, Inc. the Company, through its wholly owned subsidiary OmniCommerce Systems, Inc., has acquired certain Internet applications including, more specifically, the TrialMaster application. To fully take advantage of the TrialMaster(TM) application the Company anticipates having to raise additional funds to market and develop the infrastructure to support the applications. It is possible that the Company could support such marketing and infrastructure development from current cash flow.
However, the Company feels that such an approach would diminish the ultimate value of the applications by not bringing them to market as quickly as possible.

OTHER MATTERS

Acquisition of Education Navigator, Inc.

     The Company decided during the beginning of 1998 to diversify its range of services to include applications and services related to the Internet. It is the Company's belief that the Internet has become the network of choice for business entities. The Company decided to search for a company to acquire that was involved in the Internet as opposed to internally developing the capability. It was felt this approach would be more expedient and efficient given the rapidly changing technology base concerning the Internet.

     The Company searched for an entity that had the technological base to develop applications or render services, primarily e-commerce, related to the Internet.
The Company was not primarily concerned with the financial structure or resources of the entity; rather the Company wanted to acquire a core technology base.

     On April 6, 1998 the Company entered into a letter of intent to acquire all of the issued and outstanding shares of Education Navigator, Inc. During the next 45 days the parties negotiated the terms and conditions of the proposed merger and conducted due diligence. On June 26, 1998 the parties entered into a Merger Agreement the principal terms of which are set forth below.

     The payment to the shareholders of EdNav of $600,000 was structured as follows: (a) seventy five thousand dollars ($75,000) was paid on the closing (less a credit for the $5,000 deposit previously paid by Company to the EdNav shareholders); (b) five hundred twenty-five thousand dollars ($525,000) was paid at closing by the delivery of a promissory note issued by the Company which providing for payments of principal as follows: $75,000 within sixty (60) days of closing; $95,000 on or before December 31, 1998;
$177,500 on the first anniversary date of the closing;
$177,500 on the second anniversary date of the closing. In addition, the shareholders of EdNav were issued 441,180 shares of common stock of the Company.

     As part of the acquisition transaction, the two shareholders of Education Navigator, Inc. entered into convenants not to compete. The covenants prohibit the shareholders from engaging in activities that compete with OmniComm Systems, Inc. The Company employs one of the shareholders and the convenant has been incorporated into his employment contract. The covenants shall terminate on June 26, 2001. The Company has agreed to pay the shareholders $60,000 for entering into the convenants. The payment of $60,000 is to be paid as follows: (a) $10,000 upon execution of this Agreement, (b)$10,000 on or before December 31, 1998, (c) $10,000 on or before March 31, 1999,
(e) $15,000 on or before July 1, 1999, and (e) $15,000 on
or before July 1, 2000.

Factoring

     In order to flatten its cash flow requirements the Company entered into a factoring agreement with Bankest
Capital Corporation on March 3, 1998. The fees and charges for the factoring arrangement are customary and reasonable.
The Company does not factor all invoices, but selectively factors invoices as the need arises.

Item 3.   Description of Property

     OmniComm's principal executive offices currently are located at 3250 Mary Street, Suite 307, Miami, Florida
33133. The Company currently is on a month to month lease at this location. The Company has also entered into a five year lease for space at 9400 South Dadeland Boulevard, Suite 112, Miami, Florida 33131. The rent for this space ranges from $25,000 to $29,000. The operations of OmniCommerce will be conducted from this location. OmniComm does not expect that any additional space will be required for the foreseeable future.

Item 4. Security Ownership of Certain Beneficial Owners and Management

          The following table sets forth as of April 5, 1999 the number and percentage of shares beneficially owned after giving effect to the consummation of the merger and distribution of the shares of common stock of the Company, owned of record and beneficially, by each officer and director of the Company and by any other person owning more than 5% of the Company's outstanding Common Stock, and by all Officers and Directors as a group.

                      Shares of     Percentage
                      Common        After
                      Stock After   Merger
                                                    Percentage
                      Merger and     and            Prior
                                                    To
Name                  Distribution Distribution (3) Merger(4)

Randall Smith(2)         421,461     26%               0%
Peter Knezevich(2)       281,640     18%               0%
Fred Sager               153,500     10%               0%
Clifton Middleton(2)     102,461      6%               0%
Hugh McCallum            102,461      6%               0%
Arthur Seidenfeld(1)(5)  193,096     12%              48%
Anne Seidenfeld(1)  (5)   48,530      3%              12%

All directors and
officers as a group
(2)                      805,562   50.5%

(1) May be deemed to be a parent and promoter as such terms are defined under the Securities Act.
(2)  Directors and/or Officers of the Company since
     February 17, 1999
(3) At the time of filing the amended Form 10-SB none of the shares have been distributed to the individuals set forth above. However, after filing and distribution there will be 1,593,000 shares outstanding which reflects the 940,000 shares to be issued to the OmniComm shareholders.
(4) All of the shares were owned by MTC prior to the acquisition.
(5) As an affiliate of MTC may be construed to own that percentage of shares held by MTC.

Item 5.   Directors, Executive Officers, Promoters and
Control Persons

          The officers and directors (giving effect to the OmniComm acquisition) are as follows:

Name                     Age       Position

Randall G. Smith          41       President and Director

Peter S. Knezevich        42       Chief Executive Officer &
                                   Director

Clifton R. Middleton      51       Vice President



     Randall G. Smith, 41, Director, President and Chief
Technical Officer.  Mr. Smith has been a Director of
OmniComm Systems, Inc. since inception and shall serve as a Director until the next annual meeting. Since inception
(June 30, 1998) Mr. Smith has been Director and Chief
Technical Officer of OmniCommerce Systems, Inc., the wholly owned subsidiary of OmniComm Systems, Inc.

     From December 1995 to May 1997, Mr. Smith was Director of Operations for Global Communications Group, a Miami,
Florida, based systems integrator.

     From November 1993 to December 1994, Mr. Smith was
General Manager and Chief Operating Officer of Genesis
International, a Charlotte, North Carolina, based regional systems integrator.

     From January 1989 to November 1993, Mr. Smith was
Executive Vice President and Chief Operating Officer of
CableNet, Inc., a Charlotte, North Carolina based engineering company that developed, manufactured and marketed world-wide computer interface products. Mr. Smith developed the Company's first product; the universal network adapter utilizing a proprietary dual ram-linked
RISC processor architecture.

     Peter S. Knezevich, 42, Director, Chief Executive
Officer.  Mr. Knezevich has been a Director of OmniComm
Systems, Inc., since October of 1997 and shall serve as a Director until the next annual meeting. Since inception
(June 30, 1998) Mr. Knezevich has been Director and Chief
Operating and Financial Officer of OmniCommerce Systems,
Inc., the wholly owned subsidiary of OmniComm Systems, Inc.

     From April 1995 to September 1997, Mr. Knezevich was
Vice President and General Counsel of Imaging Diagnostic systems, Inc., a development stage, reporting and publicly traded company.

     From May 1994 to March 1995, Mr. Knezevich was in the private practice of law.

     From June 1991 to April 1994, Mr. Knezevich was an associate with the Miami, Florida law firm of Ferrell and Fertel, P.A.

     Clifton R. Middleton, 51, Vice President and Director of Internet Development and Applications. Since inception
(June 30, 1998) Mr. Middleton has been Director and
President of OmniCommerce Systems, Inc., the wholly owned subsidiary of OmniComm Systems, Inc. Prior to June 1998, for the past five years, he was President of Education
Navigator, Inc., acquired by OmniComm.

Item 6.   Executive Compensation

     The following sets forth the compensation paid to the officers and directors during the past fiscal year ended
December 31, 1998. Officers and directors of Coral received no remuneration.

                                        Long Term
Name and       Annual Compensation      Compensation
Principal                               Securities
                                        Underlying
Position       Year      Salary Bonus   Options/SARs

Randall Smith  1997        0
President/Dir. 1998     $29,000

Peter Knezevich1997        0
CEO/Dir.       1998     $29,000

Clifton
     Middleton 1998     $85,000          85,000
Vice President

Item 7.   Certain Relationships and Related Transactions

     As the parent of Coral Development, MTC beneficially owns all of the issued and outstanding shares of Coral
Development totaling 403,000 shares of common stock for which it paid $30,000.

     The Company's wholly owned subsidiary, OmniCommerce
Systems, Inc., was incorporated on June 30, 1998. The
Company beneficially owns 100 shares of common stock of OmniCommerce Systems, Inc. The Company has pledged these shares as security for the obligations owed to the shareholders Education Navigator, Inc. as a result of the acquisition. OmniComm Systems, Inc. employs Clifton
Middleton, one of the shareholders of Education Navigator, as its vice-president responsible for Internet applications and development. Mr. Middleton is paid $85,000 per annum and was granted an incentive stock option on June 26, 1998 to purchase 85,000 shares of common stock at $.60 per share. The option shall vest over a 3-year period as follows: 14,166, 28,334, and, 42,500.

     In addition, the Company paid rent of $22,500 during fiscal year 1997 to Mr. Lawton Jackson, vice president and general counsel of the Company. Also, as of September 30, 1998, Mr. Jackson owed the Company $3,406.

Item 8.   Description of Securities

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $.001 par value per share.

     Holders of the Common Stock are entitled to receive dividends when and as declared by the Company's Board of Directors out of funds available therefore. Any such dividends may be paid in cash, property or shares of the Common Stock. The Company has not paid any dividends since its inception and presently anticipates that all earnings, if any, will be retained for development and expansion of the Company's business, and that no dividends on the Common
Stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and would depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, and general business conditions.

     Each holder of Common Stock is entitled to one vote per share on all matters, including the election of directors, submitted to a vote of such class. Holders of Common Stock do not have cumulative voting rights. The absence of cumulative voting means that the holders of more than 50% of the shares voting for the election of directors can elect all directors if they choose to do so. In such event, the holders of the remaining shares of the Common
Stock will not be entitled to elect any director.  The
Board of Directors shall be elected each year to a one year term. A majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of shareholders.

     The Company has initiated a private placement of Units pursuant to Section 4(2) and Regulation D, Rule 506 of the
Securities Act of 1933. See above, Item 13. Plan of
Operation - Private Placement. Each Unit consists of a five
(5) year convertible note, bearing 10% annual interest, payable semi-annually with the principal convertible into shares of common stock, $.001 par value, of the Company at $1.25 per Share, subject to customary anti-dilution provisions. The Convertible Notes may be called in whole or in part at a premium of 102% of par into shares at the conversion price, as may be adjusted, in the event the Company's Common Stock publicly trades on a recognized exchange, NASDAQ or OTC Bulletin Board, for a period of 20 consecutive trading days at a bid price per share of $3.50 or greater, and provided the Shares underlying the Convertible Note have been registered and may be sold without restriction by the holders thereof.

Miscellaneous Rights and Provisions

     Shares of the Common Stock have no preemptive or conversion rights, no redemption or sinking funds provisions and are not liable to further call or assessment. The outstanding shares of the Common Stock are, and any shares sold pursuant to this offering will be, fully paid and non-assessable. Each share of the Common
Stock is entitled to share ratably in any assets available for distribution to holders of its equity securities upon liquidation of the Company.

PART II

Item 1.   Market Price of and Dividends on Registrant's
Common Equity and Other Shareholder Matters

     The Common Stock has not traded. Until this distribution Modern Technology Corp owned all shares.
There is no representation made that any trading market will develop, or if developed that it will be sustained.
There is no indication of any potential trading prices.

     As of April 6, 1999, assuming the distribution, the Company will have approximately 370 shareholders of record.

     The Company has not paid any dividends since inception and does not anticipate paying any dividends.

Item 2.   Legal Proceedings

          None

Item 3.   Changes in and Disagreements with Accountants

          Not Applicable

Item 4.   Recent Sales of Unregistered Securities

     On or about December 1996, Coral Development issued
403,000 shares of common stock to MTC, the parent corporation of Coral Development, in exchange for $30,000.
The shares were issued pursuant to an exemption from registration contained in Section 4(2) of the Securities
Act of 1933.

     On June 26, 1998, prior to executing the merger agreement with Coral Development, the Company acquired
Education Navigator, Inc. In exchange for all the issued and outstanding shares of Education Navigator, the Company issued 441,180 shares of common stock of the Company to the two shareholders of Education Navigator and issued promissory notes in the amount of $525,000. The shares and promissory notes were issued pursuant to an exemption from registration contained in Section 4(2) of the Securities
Act of 1933. Subsequent to the acquisition of Education
Navigator, the Company executed an employment agreement with Cliff Middleton, a shareholder of Education Navigator.
In addition, pursuant to Section 422 of the Internal
Revenue Code, the Company granted an incentive stock option to Cliff Middleton for 85,000 common shares at $.60 per share, vesting over 3 years beginning June 26, 1999.

     On February 17, 1999, OmniComm Systems, Inc. and Coral
Development finalized the merger pursuant to the terms and conditions set forth in the Agreement and Plan of Reorganization. It is intended that all of the issued and outstanding shares of OmniComm Systems, Inc. will be exchanged for 940,000 shares of common stock of Coral
Development; or, 3.129 shares of OmniComm Systems for 1 share of Coral Development. The exchange and issuance of shares were issued pursuant to an exemption from registration contained in Section 4(2) of the Securities
Act of 1933.

Item 5.   Indemnification of Directors and Officers

          Section 145 of the General Corporation Law of
Delaware provides for broad indemnification of officers and directors and Section 326 of the General Corporation Law of Delaware states as follows: When an officer, director or stockholder shall pay any debt of a corporation for which he is made liable by the provisions of this chapter, he may recover the amount so paid in an action against the corporation for money paid for its use, and in such action only the property of the corporation shall be liable to be taken and not the property of any stockholder.



Part III

Financial Statements

OmniComm Systems, Inc.: December 31, 1998 and 1997

Coral Development Corp.: December 31, 1998, June 30, 1998
and 1997

Education Navigator, Inc: December 31, 1997 and 1996

Exhibits

2    (a)  Agreement and Plan of Reorganization dated July

          22, 1998:Incorporated herein by reference to
          Form 8-K, dated March 3, 1999. File No. 000-
          25203
     (b)  Amendment to Agreement and Plan of
          Reorganization: Incorporated herein by
          reference to Form 10-SB dated December 20, 1998

3    (i)  Certificate of Incorporation: Incorporated
          herein by reference to Form SB-2 #333-6410
     (ii) By-Laws: Incorporated herein by reference to Form SB-2 #333-6410

10   (a)  Employment Contract
     (b)  Factor Agreement


                       SIGNATURES

     In accordance with Section 12 of the Securities
Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

OmniComm Systems, Inc.



Peter S. Knezevich,
Chief Executive Officer

Dated:  April 9, 1999























                 OMNICOMM SYSTEMS, INC.

                  FINANCIAL STATEMENTS

               DECEMBER 31, 1998 AND 1997






















                            I N D E X





                                                            Page


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT             1


BALANCE SHEETS                                                2


STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)                  3


STATEMENTS OF OPERATIONS                                      4


STATEMENTS OF CASH FLOWS                                     5-6


NOTES TO THE FINANCIAL STATEMENTS                            7-13










        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


To the Board of Directors and Shareholders
OMNICOMM SYSTEMS, INC.
Miami, Florida


We have audited the accompanying balance sheet of OMNICOMM SYSTEMS, INC. as of December 31, 1998 and 1997 and the related statements of operations, statements of shareholders' equity (deficit) and cash flows for the periods ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OMNICOMM SYSTEMS, INC. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the periods ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.



                                   GREENBERG & COMPANY LLC

Springfield, New Jersey
January 15, 1999
(with the exception of note 9, which date is March 24, 1999)


                                                    Page 1 of 13

                        OMNICOMM SYSTEMS, INC.
                            BALANCE SHEETS

                              A S S E T S

                                                   December 31,
                                                 1998        1997

CURRENT ASSETS
  Cash                                       $   44,373     $ 16,077
  Accounts Receivable                            77,188       26,086
  Inventory                                       4,240          -0-
  Total Current Assets                          125,801       42,163

PROPERTY AND EQUIPMENT - Net                     33,352        6,800

OTHER ASSETS
  Stockholder Loans                               3,406       10,906
  Intangible Assets, net                        163,276          467
  Goodwill, net                                 396,387          -0-
  Other Assets                                    9,300          -0-

TOTAL ASSETS                                 $  731,522     $ 60,336


  L I A B I L I T I E S  A N D  S H A R E H O L D E R S'  E Q U I T Y

CURRENT LIABILITIES
  Accounts Payable and Accrued Expenses      $  286,478     $ 26,189
  Notes Payable - Current                       262,500       50,000
  Sales Tax Payable                              39,835          -0-
  Due to Factoring Agent                        139,012          -0-
  Total Current Liabilities                     727,825       76,189

Notes Payable - Long Term                       182,500          -0-

Total Liabilities                               910,325       76,189

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY (DEFICIT)
  Preferred Stock - 2,000,000 shares
    authorized, none issued and outstanding
  Common Stock - 10,000,000 shares
    authorized, 2,941,180 and 1,875,000
    issued and outstanding, respectively,
    at no par value                             132,604          187
  Retained Earnings (Deficit)                  (311,407)     (16,040)
                                               (178,803)     (15,853)

TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY (DEFICIT)                           $  731,522     $ 60,336


The accompanying notes are an integral part of these financial statements.

                                                       Page 2 of 13
                          OMNICOMM SYSTEMS, INC.
               STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
     For The Period February 28, 1997 (inception) to December 31, 1998



                                                                Total
                                                               Share-
                            Common Stock        Retained      holders'
                          Number      No Par    Earnings       Equity
                         of Shares     Value    (Deficit)    (Deficit)


Issuance of
Common Stock            1,875,000    $    187   $     -0-    $     187

Net Income (Loss)
for the period
Feb. 28, 1997
(inception) through
December 31, 1997                                 (16,040)     (16,040)

BALANCES AT
DECEMBER 31, 1997       1,875,000         187     (16,040)     (15,853)

Issuance of
Common Stock              625,000          63                       63

Acquisition of
Education Navigator,
Inc.                      441,180     132,354                  132,354

Net Income (Loss)
for the Year Ended
December 31, 1998                                (295,367)    (295,367)


BALANCES AT
DECEMBER 31, 1998       2,941,180    $132,604   $(311,407)   $(178,803)















The accompanying notes are an integral part of these financial statements.


                                                             Page 3 of 13
                          OMNICOMM SYSTEMS, INC.
                         STATEMENTS OF OPERATIONS


                                                          February 28, 1997
                                    For the year ended     (inception) to
                                    December 31, 1998     December 31, 1997



REVENUES - SALES, Net                  $1,689,794             $210,373

COST OF SALES                           1,223,018              164,950

GROSS MARGIN (LOSS)                       466,776               45,423

OTHER EXPENSES
  Depreciation and Amortization           128,196                  717
  Interest                                 15,428                5,620
  Salaries and Wages                      224,796                3,750
  Factoring Fees                           68,597                  -0-
  Rent                                     47,199               24,737
  Independent Consultants                  76,869                4,500
  Selling, General and
   Administrative                         201,058               22,139

Income (Loss) Before Taxes               (295,367)             (16,040)

Income Taxes Expense (Benefit)                -0-                  -0-

NET INCOME (LOSS)                      $ (295,367)            $(16,040)

Net Income (Loss) Per Share               $(.11)                $(.01)

Weighted Average Number of
Shares Outstanding                     2,675,375              1,875,000


















The accompanying notes are an integral part of these financial statements.


                                                              Page 4 of 13
                          OMNICOMM SYSTEMS, INC.
                         STATEMENTS OF CASH FLOWS


                                                          February 28, 1997
                                     For the year ended    (inception) to
                                     December 31, 1998    December 31, 1997


CASH FLOWS FROM OPERATING ACTIVITIES
 Net Income (Loss)                       $(295,367)           $(16,040)
 Adjustment to Reconcile Net Income
   to Net Cash Provided By (Used In)
   Operating Activities:
  Depreciation and Amortization            128,196                 717
  Change in Assets and Liabilities,
   net of effects of acquisition of
   Education Navigator Inc (EdNav):
   (Increase) Decrease in Accounts
     Receivable                            (37,157)            (26,086)
   (Increase) Decrease in Inventory         (4,240)                -0-
   Increase (Decrease) in Other
     Assests                                (9,300)               (539)
   Increase (Decrease) in Accounts
     Payable and Accrued Expenses          260,289              26,189
   Increase (Decrease) in Sales
     Tax Payable                            39,835                 -0-
   Increase (Decrease) in Due to
     Factoring Agent                       139,012                 -0-
 Net Cash Provided By (Used In)
  Operating Activities                     221,268             (15,759)

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of Equipment                      (3,035)             (7,445)
 Purchase of EdNav, Net of Cash
  Acquired                                 (67,500)                -0-
 Net Cash Provided By (Used In)
   Investing Activities                    (70,535)             (7,445)

CASH FLOWS FROM FINANCING ACTIVITIES
 Net Proceeds from Note Payable                -0-              50,000
 (Payments of) Notes Payable              (130,000)                -0-
 (Loans to) Payments From Stockholder        7,500             (10,906)
 Proceeds from Common Stock Issuance            63                 187
 Net Cash Provided By (Used In)
   Financing Activities                   (122,437)             39,281








The accompanying notes are an integral part of these financial statements.


                                                              Page 5 of 13
                          OMNICOMM SYSTEMS, INC.
                         STATEMENTS OF CASH FLOWS
                                (CONTINUED)


                                                          February 28, 1997
                                     For the year ended    (inception) to
                                     December 31, 1998    December 31, 1997

Net Increase (Decrease) in Cash and
 Cash Equivalents                           28,296              16,077

Cash and Cash Equivalents at
 Beginning of Period                        16,077                 -0-

CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                           $  44,373            $ 16,077

Supplemental Disclosures of Cash Flow Information:
 Cash Paid During the Period for:
  Income Tax Paid                        $     -0-            $    -0-
  Interest Paid                          $   1,636            $  5,020

 Non Cash Investing and Financing
  Transactions:
  Acquisition of all of the Outstanding
   Common Stock of Education Navigator
   Inc. during the year ended
   December 31, 1998
    Assets Acquired, Fair Value          $ 732,354
    Notes to Sellers Issued               (525,000)
    Common Stock Issued                   (132,354)
    Cash Acquired                           (7,500)
   Net Cash Paid for Acquisition         $  67,500




















The accompanying notes are an integral part of these financial statements.


                                                              Page 6 of 13
                        OMNICOMM SYSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS


NOTE 1:  ORGANIZATION AND NATURE OF OPERATIONS

         OmniComm Systems, Inc. (the Company) formerly The Premisys Group, Inc. was incorporated in Florida in February 1997.
         The Company is a computer systems integrator providing services and hardware sales for the installation of local and wide area networks. The Company's customers are located throughout North America.

         In addition, the Company is developing a web based database application for the collection, compilation, and validation of clinical data over the internet. The application is called TrialMaster.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         CASH AND CASH EQUIVALENTS

         Cash equivalents consist of highly liquid, short-term investments with maturities of 90 days or less. The carrying amount reported in the accompanying balance sheets approximates fair value.

         CONSOLIDATION

         During the period from July 1, 1998 through December 31, 1998 the accounts of the Company's wholly owned subsidiary, Omnicommerce Systems Inc. (Omnicommerce) were included in the consolidated financial position and results of operations and cash flows. Omnicommerce was formed in July 1998 for the purpose of acquiring Education Navigator, Inc. (See Note 3, Acquisition.) All significant intercompany transactions have been eliminated in consolidation.

         ACCOUNTS RECEIVABLE

         Accounts receivable are judged as to collectibility by management and an allowance for bad debts is established as necessary. As of each balance sheet date, no reserve was considered necessary.

         ADVERTISING

         Advertising costs are expensed as incurred.









                                                           Page 7 of 13
                        OMNICOMM SYSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

         INTANGIBLE ASSETS AND GOODWILL

         Included in Intangible Assets are the following assets:

         December 31, 1998

         Cost        Accum Amortization    Asset

         $120,000          $30,000         Covenant not to compete
           87,500           14,583         Software development costs
              539              180         Organization costs
         $208,039          $44,763

         December 31, 1997

         Cost        Accum Amortization    Asset

         $    539          $    72         Organization costs

         The covenant not to compete and the software development costs were acquired as a result of the acquisition of EdNav (see Note 3). The covenant is for a two year period and is being amortized ratably over that time. The software development costs were capitalized and are being amortized ratably over a three year period as that is the expected life of the various products.

         Included in Goodwill, as a result of the EdNav acquisition (see Note 3), at December 31, 1998 is the cost of $475,665 and accumulated amortization of $79,278. The goodwill is amortized ratably over a three year period.

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to concentration of credit risk are accounts receivable. Major customers are as follows:

                           December 31, 1998        December 31, 1997
                                       % of                    % of
          Customer       Sales $    Total Sales   Sales $   Total Sales
          Commercial
           Services Inc $1,289,594      76%       $155,648       74%
          Metropolitan
           Mortgage            -0-      -0-         25,934       12%
          Office Depot
           Inc             176,965      10%            -0-       -0-

          The Company performs ongoing credit evaluations of its customers but generally does not require collateral to support customer receivables. The loss of any one of these customers could have a material adverse effect on the financial condition of the company.
                                                           Page 8 of 13
                        OMNICOMM SYSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

          PROPERTY AND EQUIPMENT, At Cost

          Property and equipment consists of the following:

                            December 31, 1998    December 31, 1997
                                   Accumulated          Accumulated
                           Cost    Depreciation  Cost   Depreciation

          Computer and
           office
           equipment      $33,274      $4,636   $7,445      $645
          Office
           furniture        4,950         236      -0-       -0-
                          $38,224      $4,872   $7,445      $645

          Renewals and betterments are capitalized; maintenance and repairs are expensed as incurred.

          Depreciation is calculated using the straight line method over the asset's estimated useful life, which is 5 years for equipment and 7 years for office furniture.

          Depreciation expense for 1998 and 1997 was $4,573 and $645 respectively.

          REVENUE RECOGNITION POLICY

          The company recognizes sales, for both financial statement purposes and for tax purposes, when the products are shipped and when services are provided.

          ESTIMATES IN FINANCIAL STATEMENTS

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          INCOME TAXES

          The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS 109 has as its basic objective the recognition of current and deferred income tax assets and liabilities based upon all events that have been recognized in the financial statements as measured by the provisions of the enacted tax laws.



                                                        Page 9 of 13
                        OMNICOMM SYSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

          Valuation allowances are established when necessary to reduce deferred tax assets to the estimated amount to be realized. Income tax expense represents the tax payable for the current period and the change during the period in the deferred tax assets and liabilities.

          STOCK OPTION PLAN

          In 1998 the Company initiated a stock option plan. The Plan provides for granting Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Phantom Stock Unit Awards and Performance Share Units. In 1998 the Company granted an option to an employee (see Note 3., Acquisition) to purchase 85,000 shares of common stock. The option is exercisable after one year. No compensation expense has been recognized during the periods presented.

NOTE 3:   ACQUISITION

          On June 26, 1998 the Company acquired all of the outstanding common stock of Education Navigator, Inc. (EdNav). The purchase has been accounted for under the purchase method in accordance with APB Opinion 16. The Company paid the selling stockholders of EdNav $600,000 ($75,000 downpayment and $525,000 in a promissory note) and issued 441,180 shares of common stock of the Company to the selling stockholders of EdNav. The Company valued these shares at $.30 each based principally on the earnings potential of the combined operations. Therefore, the total purchase price was $732,354. The Company also granted a stock option to one selling stockholder to purchase 85,000 shares of the Company for $.60 per share. The option is pursuant to a stock option plan (which has 3,000,000 shares reserved under the plan) and is exercisable over the next three years at 14,166 shares, 28,334 shares and 42,500 shares, respectively.

          EdNav is an Internet company that has developed and is developing dynamic web applications for business. The acquisition of EdNav is accounted for as under the purchase method. All results of EdNav's operations are included in the financial statements from June 26, 1998 forward. The acquisition resulted in $475,665 recorded as goodwill, which will be amortized ratably over 3 years.

          The fair value of the assets acquired were as follows:

           Cash                                 $  7,500
           Accounts receivable                    13,945
           Computer and office equipment          27,744
           Covenant not to compete               120,000
           Software developed                     87,500
           Goodwill                              475,665
                                                $732,354
                                                        Page 10 of 13

                        OMNICOMM SYSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

          The following table shows the results of operations on a pro forma basis for the periods presented as though the companies had combined at the beginning of the period. This information is presented for informational purposes only and does not purport to be indicative of the results of operations that actually would have resulted if the acquisition had been consummated on February 28, 1997 nor which may result from future operations.

                              1/1/98-12/31/98     2/28/97-12/31/97
          Revenues               $1,775,835            $  343,933
          Income (Loss) before
           extraordinary items     (421,599)             (325,358)
          Net Income (Loss)        (421,599)             (325,358)
          Earnings (Loss)
           Per Share                  $(.14)                $(.14)
          Weighted Average
           Shares Outstanding     2,942,106             2,317,106

          Proforma adjustments to the results of operations are as
          follows:
                              1/1/98-12/31/98     2/28/97-12/31/97
          Depreciation -
           Equipment             $   2,774             $   5,548
          Amortization:
           Software developed       14,583                29,167
           Covenant not to
            Compete                 30,000                60,000
           Goodwill                 79,278               158,555
                                  (126,635)             (253,270)
          EdNav net income
           (Loss):
           1/1/98-6/30/98              403
           1/1/97-12/31/97                               (56,048)

          Proforma Adjustment    $(126,232)            $(309,318)

NOTE 4:   NOTES PAYABLE

          At December 31, 1997 the Company owed $50,000 to a third party. The note was payable on demand and bore interest at two percent per month. The note was secured by all accounts receivable of the Company. This note was repaid in 1998.

          At December 31, 1998 the Company owed $445,000 to the selling stockholders of Ed Nav (see Note 3). The notes are payable over the next two years and bear interest at 5.51% annually. The amount payable in the fiscal year 1999 is $262,500 and the amount due in the fiscal year 2000 is $182,500.




                                                  Page 11 of 13
                        OMNICOMM SYSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

NOTE 5:   COMMITMENTS AND CONTINGENCIES

          The company is currently in a lease for office space
          requiring minimum annual base rental payments for the fiscal periods shown as follows:
                         1999      $ 25,747
                         2000        26,552
                         2001        27,357
                         2002        28,161
                         2003        28,966
                         Total     $136,783

          In addition to annual base rental payments, the company must pay an annual escalation for operating expenses as determined in the lease. Rent expense for 1998 and 1997 was $47,199 and $24,737, respectively.

NOTE 6:  INCOME TAXES

         Income taxes are accrued at the statutory U.S. and state income tax rates.

         During the period ended December 31, 1997 the Company elected to be taxed as an 'S' corporation for federal and state income tax purposes. Therefore, the corporate income is taxed directly to the shareholders. This election was terminated as of January 1, 1998.

         Income tax expense is as follows:
                                            December 31, 1998
         Current tax expense (benefit):
           Income tax at statutory rates         $     -0-

         Deferred tax expense (benefit):
           Amortization of Goodwill and
            Covenant                               (48,419)
           Operating Loss Carryforward             (58,943)
                                                   107,362
         Valuation allowance                      (107,362)
         Total Tax Expense (Benefit)             $     -0-

         The tax effect of significant temporary differences, which comprise the deferred tax assets are as follows:
                                             December 31, 1998
                                                (Unaudited)
           Deferred tax assets:
             Amortization of Intangibles         $  48,419
             Operating loss carryforwards           58,943
              Gross deferred tax assets            107,362
             Valuation allowance                  (107,362)
           Net deferred tax assets               $     -0-


                                                 Page 12 of 13

                        OMNICOMM STSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

         During 1998 the Company incurred a net operating loss (NOL) for income tax purposes of approximately $170,000. This loss is allowed to be offset against future income until the year 2018 when the NOL will expire. Other timing differences relate to depreciation and amortization for the stock acquisition of EdNav (Note 3).

         The tax benefits relating to all timing differences have been fully reserved for in the valuation allowance account due to the lack of operating history and substantial losses.

NOTE 7:  RELATED PARTY TRANSACTIONS

         The Company paid rent of $22,500 to a shareholder for the use of office space during 1997.

         The Company was owed $10,906 and $3,406 at December 31, 1997 and December 31, 1998, respectively, from shareholder. The amounts are payable on demand. The interest rate is 6% annually.

NOTE 8:  POSTRETIREMENT EMPLOYEE BENEFITS

         The Company does not have a policy to cover employees for any health care or other welfare benefits that are incurred after employment (postretirement). Therefore, no provision is required under SFAS's 106 or 112.

NOTE 9:  SUBSEQUENT EVENTS

         On February 17, 1999 Omnicomm merged with Coral Development Corp. (Coral) in a reverse merger. In consideration of receiving all of the issued and outstanding shares of Omnicomm, Coral will issue 940,000 restricted shares of common stock to the shareholders of Omnicomm. Coral had 403,000 shares issued and outstanding prior to the merger. On January 18, 1999 the Company prepared a Confidential Private Placement Memorandum. The offering consisted of units consisting of a five (5) year term note in the principal amount of $25,000, bearing 10% annual interest, with principal and interest, convertible into shares of common stock of the Company at $1.25 per share, including registration rights. Pursuant to this offering the Company has raised a total of $380,625 as of March 24, 1999.



                                                        Page 13 of 13
















                        CORAL DEVELOPMENT CORP.

                         FINANCIAL STATEMENTS

                           DECEMBER 31, 1998








                            I N D E X





                                                            Page


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT             1


BALANCE SHEETS                                                2


STATEMENT OF STOCKHOLDER'S EQUITY                             3


STATEMENTS OF OPERATIONS                                     4-5


STATEMENTS OF CASH FLOWS                                      6


NOTES TO THE FINANCIAL STATEMENTS                            7-8














        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


To the Board of Directors and Stockholders
CORAL DEVELOPMENT CORP.
Brooklyn, New York

We have reviewed the balance sheets of CORAL DEVELOPMENT CORP. (A Development Stage Enterprise) as of December 31, 1998 and the related statements of operations, stockholder's equity and cash flows for the six month periods ended December 31, 1998 and 1997, in accordance with standards established by the American Institute of Certified Public Accountants.

A review of interim financial information consists principally of obtaining an understanding of the system for the preparation of interim financial information, applying analytical review procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an examination in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the balance sheet as of June 30, 1998, and the related statements of operations, shareholder's equity and cash flows for the year then ended (not presented herein); and in our report dated August 6, 1998, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of June 30, 1998 is fairly stated in all material respects in relation to the balance sheet from which it has been derived.



                                   GREENBERG & COMPANY LLC

Springfield, New Jersey
January 21, 1999



                                                    Page 1 of 8
                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                            BALANCE SHEETS


                                           Dec 31, 1998   June 30,
                                            (Unaudited)     1998

                                ASSETS


ASSETS

  Current assets - cash                      $   431      $ 1,299
  Deferred registration costs                 48,930       26,007
  Organization expense                           300          300


TOTAL ASSETS                                 $49,661      $27,606


                 LIABILITIES AND STOCKHOLDER'S EQUITY


CURRENT LIABILITIES
Accrued expense                              $ 8,465      $   -0-
Due to parent company                         27,660        6,701
  TOTAL CURRENT LIABILITIES                   36,125        6,701

STOCKHOLDER'S EQUITY
  Common stock par value $.001
    Authorized: 20,000,000 shares
    Shares Issued and Outstanding:
    403,000 Shares                               403          403
  Additional paid in capital                  29,897       29,897
  (Deficit) accumulated during the
    development stage                        (16,764)      (9,395)
  Total Stockholder's Equity                  13,536       20,905


TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY   $49,661      $27,606












Subject to the comments contained in the Accountants' Review Report.


                                                          Page 2 of 8
                          CORAL DEVELOPMENT CORP.
                        (A WHOLLY OWNED SUBSIDIARY)
                     (A DEVELOPMENT STAGE ENTERPRISE)
                     STATEMENT OF STOCKHOLDER'S EQUITY
     FOR THE PERIOD NOVEMBER 19, 1996 (INCEPTION) TO DECEMBER 31, 1998


                                                       (Deficit)
                                 Common               Accumulated  Total
                                  Stock   Additional  During the   Stock-
                        # of    $.001 par  Paid in    Development  holder's
                       Shares     Value    Capital       Stage      Equity


Initial investment
in capital stock       403,000     $403    $29,897     $    -0-    $30,300

BALANCE AT
DECEMBER 16, 1996      403,000      403     29,897          -0-     30,300

Net (Loss) for the
period                                                     (578)
(578)

BALANCE AT
JUNE 30, 1997
(Audited)              403,000      403     29,897         (578)    29,722

Net (Loss) for
the year ended
June 30, 1998                                            (8,817)    (8,817)

BALANCE AT
JUNE 30, 1998
(Audited)              403,000      403     29,897       (9,395)    20,905

Net (Loss) for the
six months ended
December 31, 1998                                        (7,369)    (7,369)


BALANCE AT
DECEMBER 31, 1998
(Unaudited)            403,000     $403    $29,897     $(16,764)   $13,536











Subject to the comments contained in the Accountants' Review Report.


                                                       Page 3 of 8
                          CORAL DEVELOPMENT CORP.
                        (A WHOLLY OWNED SUBSIDIARY)
                     (A DEVELOPMENT STAGE ENTERPRISE)
                         STATEMENTS OF OPERATIONS
     FOR THE PERIOD NOVEMBER 19, 1996 (INCEPTION) TO DECEMBER 31, 1998
                                (Unaudited)


                                                              Period from
                              For the Three For the Three Nov. 19, 1996 Months Ended Months Ended (inception) to Dec. 31, 1998 Dec. 31, 1997 Dec. 31, 1998


General and administrative
  expenses                     $(  834)          $(6,319)       $(16,764)


Net (Loss) for the period      $(  834)          $(6,319)       $(16,764)


Net (Loss) per share           $ (0.00)          $ (0.02)       $  (0.04)


Weighted average common
 shares outstanding            403,000           403,000        403,000




























Subject to the comments contained in the Accountants' Review Report.


                                                                Page 4 of 8
                          CORAL DEVELOPMENT CORP.
                        (A WHOLLY OWNED SUBSIDIARY)
                     (A DEVELOPMENT STAGE ENTERPRISE)
                         STATEMENTS OF OPERATIONS
     FOR THE PERIOD NOVEMBER 19, 1996 (INCEPTION) TO DECEMBER 31, 1998
                                (Unaudited)



                                               For the Six   For the Six
                                              Months Ended  Months Ended
                                              Dec. 31, 1998 Dec. 31, 1997



General and administrative
  expenses                                       $(7,369)       $(7,439)


Net (Loss) for the period                        $(7,369)       $(7,439)


Net (Loss) per share                             $ (0.02)       $ (0.02)


Weighted average common
 shares outstanding                              403,000        403,000



























Subject to the comments contained in the Accountants' Review Report.


                                                                Page 5 of 8
                            CORAL DEVELOPMENT CORP.
                          (A WHOLLY OWNED SUBSIDIARY)
                       (A DEVELOPMENT STAGE ENTERPRISE)
                           STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                                Cumulative
                                   For the Six   For the Six      Amounts
                                   Months Ended  Months Ended      From
                                   Dec 31, 1998  Dec 31, 1997   Inception


CASH FLOWS FROM OPERATING ACTIVITIES
Net (Loss)                             $(7,369)     $(7,439)     $(16,764)
Changes In Assets
 (Increase) in Organization Expense        -0-          -0-          (300)
 Increase (Decrease) in Accrued
  Expenses                               8,465        1,500         8,465
   Net Cash Provided By (Used In)
    Operating Activities                 1,096       (5,939)       (8,599)

CASH FLOWS FROM INVESTING ACTIVITIES       -0-         -0-           -0-


CASH FLOWS FROM FINANCING ACTIVITIES
 Loans from Parent Company              20,959        4,451        27,660
 Common Stock Issuance                     -0-          -0-        30,300
 (Increase) in Deferred Registration
  Costs                                (22,923)        (100)      (48,930)
   Net Cash Provided By (Used In)
    Financing Activities                (1,964)       4,351         9,030

Net Increase (Decrease) in Cash           (868)      (1,588)          431

Cash, Beginning of Period                1,299        3,515           -0-


CASH, END OF PERIOD                    $   431      $ 1,927      $    431


Supplemental Disclosures of Cash Flow Information:

  Cash paid during the period for:
     Taxes                             $   -0-      $   -0-      $   -0-
     Interest                          $   -0-      $   -0-      $   -0-









Subject to the comments contained in the Accountants' Review Report.


                                                                 Page 6 of 8
                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO THE FINANCIAL STATEMENTS
              FOR THE SIX MONTHS ENDED DECEMBER 31, 1998
                              (UNAUDITED)

NOTE 1:   ORGANIZATION AND NATURE OF OPERATIONS

          Coral Development Corp. (CDC) is a Delaware corporation.
          CDC is in the development stage and has not begun any formal operations. CDC's office is located in New York. The principal purpose of CDC is to find and merge with an operating company. The Company's fiscal year end is June 30.

          On December 10, 1996 Modern Technology Corp. (Modern), the parent company of Coral Development Corp., purchased 403,000 shares of the company for $30,300. The shares of the Company were registered on June 6, 1997 with the Securities and Exchange Commission. The intention of Modern is to distribute those shares to Modern's stockholders in the form of a dividend.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          ACCOUNTING POLICIES

          Coral Development Corp.'s accounting policies conform to generally accepted accounting principles. Significant policies followed are described below.

          ESTIMATES IN FINANCIAL STATEMENTS

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3:   INCOME TAXES

          The Company follows Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." FAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The Company has net operating loss carry forwards of approximately $16,000 available to reduce any future income taxes. The tax benefit of these losses, approximately $5,600, has been offset by a valuation allowance due to the uncertainty of its realization.


                                                          Page 7 of 8
                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO THE FINANCIAL STATEMENTS
              FOR THE SIX MONTHS ENDED DECEMBER 31, 1998
                              (UNAUDITED)


NOTE 4:   DEFERRED REGISTRATION COSTS

          As of December 31, 1998, the Company has incurred deferred registration costs of $48,930 relating to expenses incurred in connection with the Proposed Distribution (see Note 1). Upon consummation of this Proposed Distribution, the deferred registration costs will be charged to equity. Should the Proposed Distribution prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

NOTE 5:   INTERIM FINANCIAL REPORTING

          The unaudited financial statements of the Company for the period July 1, 1998 to December 31, 1998 have been prepared by management from the books and records of the Company, and reflect, in the opinion of management, all adjustments necessary for a fair presentation of the financial position and operations of the Company as of the period indicated herein, and are of a normal recurring nature.




















                                                    Page 8 of 8









                        CORAL DEVELOPMENT CORP.

                         FINANCIAL STATEMENTS

                        JUNE 30, 1998 AND 1997








                            I N D E X





                                                            Page


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT             1


BALANCE SHEETS                                                2


STATEMENT OF STOCKHOLDER'S EQUITY                             3


STATEMENTS OF OPERATIONS                                      4


STATEMENTS OF CASH FLOWS                                      5


NOTES TO THE FINANCIAL STATEMENTS                            6-7










        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


To the Board of Directors and Stockholders
CORAL DEVELOPMENT CORP.
Brooklyn, New York


We have audited the accompanying balance sheets of CORAL DEVELOPMENT CORP. (A Development Stage Enterprise) as of June 30, 1998 and 1997 and the related statements of stockholder's equity, operations and cash flows for the period ended June 30, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of CORAL DEVELOPMENT CORP. (A Development Stage Enterprise) as of
June 30, 1998 and 1997, and the statement of its operations and cash flows for the periods then ended, in conformity with generally accepted accounting principles.



                                   GREENBERG & COMPANY LLC

Springfield, New Jersey
August 6, 1998







                                                    Page 1 of 7
                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                            BALANCE SHEETS


                                                  June 30,
                                               1998      1997

                                ASSETS


ASSETS

  Current assets - cash                      $ 1,299     $ 3,515
  Deferred registration costs                 26,007      25,907
  Organization Expense                           300         300


TOTAL ASSETS                                 $27,606     $29,722


                 LIABILITIES AND STOCKHOLDER'S EQUITY


  Due to parent company                      $ 6,701     $   -0-
TOTAL LIABILITIES                              6,701     $   -0-

STOCKHOLDER'S EQUITY

  Common stock par value $.001
    20,000,000 shares authorized
    403,000 shares issued and outstanding        403         403
  Additional paid in capital                  29,897      29,897
  (Deficit) accumulated during the
    development stage                         (9,395)       (578)

TOTAL STOCKHOLDER'S EQUITY                    20,905      29,722


TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY   $27,606     $29,722













The accompanying notes are an integral part of this financial statement.


                                                         Page 2 of 7
                          CORAL DEVELOPMENT CORP.
                        (A WHOLLY OWNED SUBSIDIARY)
                     (A DEVELOPMENT STAGE ENTERPRISE)
                     STATEMENT OF STOCKHOLDER'S EQUITY
       FOR THE PERIOD NOVEMBER 19, 1996 (INCEPTION) TO JUNE 30, 1998


                                                       (Deficit)
                                 Common               Accumulated  Total
                                  Stock   Additional  During the   Stock-
                        # of    $.001 par  Paid in    Development  holder's
                       Shares     Value    Capital       Stage      Equity


Initial investment
in capital stock       403,000     $403    $29,897     $   -0-     $30,300


Balance -
December 16, 1996      403,000      403     29,897         -0-      30,300


Net (Loss) for the
period                                                    (578)
(578)

Balance -
June 30, 1997          403,000      403     29,897        (578)     29,722

Net (Loss) for the
year ended
June 30, 1998                                           (8,817)     (8,817)


BALANCE -
JUNE 30, 1998          403,000     $403    $29,897     $(9,395)    $20,905



















The accompanying notes are an integral part of this financial statement.


                                                       Page 3 of 7
                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                       STATEMENTS OF OPERATIONS



                                                       Period from
                                 For the Year Ended  December 17, 1996
                                    June 30, 1998    to June 30, 1997


General and administrative
  expenses                             $(8,817)           $  (578)


Net (Loss) for the period              $(8,817)           $  (578)


Net (Loss) per share                   $ (0.02)           $ (0.00)


Weighted average common shares
  outstanding                          403,000            403,000


Cumulative amounts from inception:

  General and administrative
    expenses                           $ 9,395

  Net (Loss)                           $(9,395)

  Net (Loss) per share                 $ (0.02)




















The accompanying notes are an integral part of this financial statement.


                                                          Page 4 of 7
                            CORAL DEVELOPMENT CORP.
                          (A WHOLLY OWNED SUBSIDIARY)
                       (A DEVELOPMENT STAGE ENTERPRISE)
                           STATEMENTS OF CASH FLOWS

                                                               Cumulative
                                      For The     Period From    Amounts
                                     Year Ended     12/17/96      From
                                       6/30/98    to 6/30/97   Inception


CASH FLOWS FROM OPERATING ACTIVITIES
Net (Loss)                             $(8,817)     $  (578)     $ (9,395)
Changes In Assets
  (Increase) in Organization Expense       -0-          -0-          (300)

    Net Cash (Used In) Operating
     Activities                         (8,817)        (578)       (9,695)

CASH FLOWS FROM INVESTING ACTIVITIES       -0-          -0-           -0-


CASH FLOWS FROM FINANCING ACTIVITIES
  Loan from Parent Company               6,701          -0-         6,701
  Common Stock Issuance                    -0-          -0-        30,300
  (Increase) in Deferred Registration
    Costs                                 (100)     (25,907)      (26,007)
  Net Cash Provided By (Used In)
    Financing Activities                 6,601      (25,907)       10,994

Net Increase (Decrease) in Cash         (2,216)     (26,485)        1,299

Cash, Beginning of Period                3,515       30,000           -0-


CASH, END OF PERIOD                    $ 1,299      $ 3,515      $  1,299


Supplemental Disclosures of
  Cash Flow Information
    Cash Paid During Period for:
      Income Taxes                     $   -0-      $   -0-      $    -0-
      Interest                         $   -0-      $   -0-      $    -0-











The accompanying notes are an integral part of this financial statement.


                                                                 Page 5 of 7
                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO THE FINANCIAL STATEMENTS
                        JUNE 30, 1998 AND 1997

NOTE 1:   ORGANIZATION AND NATURE OF OPERATIONS

          Coral Development Corp. (CDC) is a Delaware corporation.
          CDC is in the development stage and has not begun any formal operations. CDC's office is located in New York. The principal purpose of CDC is to find and merge with an operating company. The Company's fiscal year end is June 30.

          On December 10, 1996 Modern Technology Corp., the parent company of Coral Development Corp., purchased 403,000 shares of the company for $30,300. The shares of the Company were registered on June 6, 1997 with the Securities and Exchange Commission. The intention of Modern Technology Corp. is to distribute those shares to Modern Technology Corp.'s stockholders in the form of a dividend.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          ACCOUNTING POLICIES

          Coral Development Corp.'s accounting policies conform to generally accepted accounting principles. Significant policies followed are described below.

          ESTIMATES IN FINANCIAL STATEMENTS

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3:   INCOME TAXES

          The Company follows Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." FAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The Company has net operating loss carry forwards of approximately $10,000 available to reduce any future income taxes. The tax benefit of these losses, approximately $3,500, has been offset by a valuation allowance due to the uncertainty of its realization.



                                                 Page 6 of 7
                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO THE FINANCIAL STATEMENTS
                        JUNE 30, 1998 AND 1997



NOTE 4:   DEFERRED REGISTRATION COSTS

          As of June 30, 1998, the Company has incurred deferred registration costs of $26,007 relating to expenses incurred in connection with the Proposed Distribution (see Note 1). Upon consummation of this Proposed Distribution, the deferred registration costs will be charged to equity. Should the Proposed Distribution prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

NOTE 5:   SUBSEQUENT EVENT

          On July 22, 1998, the Company signed an Agreement and Plan of Reorganization with Omnicomm Systems, Inc. (Omnicomm). The agreement calls for Omnicomm to be merged into the Company. Omnicomm is a privately held company engaged in the computer software industry. The transaction is contingent upon receiving shareholder approval from both companies and also subject to the conditions of Rule 419 of the Securities Act of 1933 and approval by the Securities and Exchange Commission of a post-effective amendment to the registration statement.

















                                          Page 7 of 7


















                       EDUCATION NAVIGATOR, INC.

                         FINANCIAL STATEMENTS

                      DECEMBER 31, 1997 AND 1996






















                            I N D E X





                                                            Page


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT             1


BALANCE SHEETS                                                2


STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)                  3


STATEMENTS OF OPERATIONS                                      4


STATEMENTS OF CASH FLOWS                                      5


NOTES TO THE FINANCIAL STATEMENTS                            6-9










        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


To the Board of Directors and Shareholders
EDUCATION NAVIGATOR, INC.
Miami, Florida


We have audited the accompanying balance sheet of EDUCATION NAVIGATOR, INC. as of December 31, 1997 and 1996 and the related statements of operations, statements of shareholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EDUCATION NAVIGATOR, INC. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.



                                   GREENBERG & COMPANY LLC

Springfield, New Jersey
November 5, 1998








                                                    Page 1 of 9

                       EDUCATION NAVIGATOR, INC.
                            BALANCE SHEETS


                                ASSETS


                                                  December 31,
                                               1997         1996
CURRENT ASSETS
  Cash                                       $  3,521     $  4,328
  Accounts Receivable                           1,550          -0-
  Total Current Assets                          5,071        4,328

PROPERTY AND EQUIPMENT - Net                   22,351       10,241

OTHER ASSETS
  Deposit                                       2,807        2,807
  Organization Costs, net                         581          733


TOTAL ASSETS                                 $ 30,810     $ 18,109


            LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
  Accounts Payable and Accrued Expenses      $ 41,633     $  8,604

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY (DEFICIT)
  Common Stock - 100,000 shares
    authorized, 1,000 issued and
    outstanding at $.001 par value                  1            1
  Additional Paid In Capital                   82,083       46,413
  Retained Earnings (Deficit)                 (92,907)     (36,859)
  Less:  Stock Subscription Receivable            -0-          (50)
  TOTAL SHAREHOLDERS' EQUITY (DEFICIT)        (10,823)       9,505


TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY (DEFICIT)                           $ 30,810     $ 18,109










The accompanying notes are an integral part of these financial statements.


                                                       Page 2 of 9
                           EDUCATION NAVIGATOR, INC.
                 STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
      For The Period September 24, 1996 (inception) to December 31, 1997



                                                                     Total
                                                         Stock       Share-
                    Number  $.001  Additional  Retained  Subscrip-   holders'
                      of     Par    Paid-In    Earnings  tion        Equity
                    Shares  Value   Capital    (Deficit) Receivable  (Deficit)

Issuance of
Common Stock         1,000    $1    $46,413     $    -0-            $ 46,414

Stock Subscription
Receivable                                                 $(50)         (50)

Net Income (Loss)
for the period
Sept. 24, 1996
(inception) through
December 31, 1996                                (36,859)            (36,859)

BALANCES AT
DECEMBER 31, 1996    1,000     1     46,413      (36,859)   (50)       9,505

Capital
Contribution                         35,670                           35,670

Stock Subscription
Payment                                                      50           50

Net Income (Loss) for
the Year Ended
December 31, 1997                                (56,048)            (56,048)

BALANCES AT
DECEMBER 31, 1997    1,000    $1    $82,083     $(92,907)  $-0-     $(10,823)















The accompanying notes are an integral part of these financial statements.


                                                           Page 3 of 9
                         EDUCATION NAVIGATOR, INC.
                         STATEMENTS OF OPERATIONS


                                                          September 24,1996
                                     For The Year Ended    (inception) to
                                     December 31, 1997    December 31, 1996


SALES, Net                             $133,560               $    -0-

COST OF SALES                            90,689                    -0-

GROSS PROFIT                             42,871                    -0-

OTHER EXPENSES
  Depreciation and
   Amortization Expense                   3,893                    562
  Interest Expense                          -0-                    363
  Bad Debts                              25,200                    -0-
  Selling, General and
   Administrative                        69,826                 35,934

Income (Loss) Before Taxes              (56,048)               (36,859)

Income Taxes                                -0-                    -0-

NET INCOME (LOSS)                      $(56,048)              $(36,859)

Earnings (Loss) Per Share               $(56.05)               $(36.86)

Number of Weighted Average
Shares Outstanding                       1,000                  1,000





















The accompanying notes are an integral part of these financial statements.


                                                              Page 4 of 9
                         EDUCATION NAVIGATOR, INC.
                         STATEMENTS OF CASH FLOWS


                                                          September 24,1996
                                     For the Year Ended    (inception) to
                                     December 31, 1997    December 31, 1996


CASH FLOWS FROM OPERATING ACTIVITIES
 Net Income (Loss)                        $(56,048)           $(36,859)
 Adjustment to Reconcile Net Income
   to Net Cash Provided By (Used In)
   Operating Activities:
  Depreciation and Amortization              3,893                 562
  Change in Assets and Liabilities:
   (Increase) Decrease in Accounts
     Receivable                             (1,550)                -0-
   (Increase) Decrease in Deposit              -0-              (2,807)
   (Decrease) Increase in Accounts
     Payable and Accrued Expenses           33,029               8,604
 Net Cash Provided By (Used In)
  Operating Activities                     (20,676)            (30,500)

CASH FLOWS FROM INVESTING ACTIVITIES
 Capital Expenditures                      (15,851)            (10,778)
 Organization Costs                            -0-                (758)
 Net Cash Provided By (Used In)
   Investing Activities                    (15,851)            (11,536)

CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from Common Stock Issuance           -0-              46,364
 Additional Paid In Capital                 35,720                 -0-
 Net Cash Provided By (Used In)
   Financing Activities                     35,720              46,364

Net Increase (Decrease) in Cash               (807)              4,328

Cash At Beginning of Period                  4,328                 -0-

CASH AT END OF PERIOD                     $  3,521            $  4,328

Supplemental Disclosures of Cash Flow Information:
 Cash Paid During the Period for:
  Income Tax Paid                         $    -0-            $   -0-
  Interest Paid                           $    363            $   -0-








The accompanying notes are an integral part of these financial statements.


                                                              Page 5 of 9
                       EDUCATION NAVIGATOR, INC.
                   NOTES TO THE FINANCIAL STATEMENTS


NOTE 1:  ORGANIZATION AND NATURE OF OPERATIONS

         Education Navigator, Inc. (the Company) was incorporated in Florida in September 1996. The Company develops and maintains dynamic internet web site applications for business. The Company's customers are located throughout North America.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         CASH AND CASH EQUIVALENTS

         Cash equivalents consist of highly liquid, short-term investments with maturities of 90 days or less. The carrying amount reported in the accompanying balance sheets approximates fair value.

         ACCOUNTS RECEIVABLE

         Accounts receivable are judged as to collectibility by management and an allowance for bad debts is established as necessary. As of each balance sheet date, no reserve was considered necessary.

         ADVERTISING

         Advertising costs are expensed as incurred.

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to concentration of credit risk are accounts receivable.

         The Company performs ongoing credit evaluations of its customers but generally does not require collateral to support customer receivables.


















                                                          Page 6 of 9
                       EDUCATION NAVIGATOR, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)


          PROPERTY AND EQUIPMENT

          The components of property and equipment at cost are as
          follows:
                                          12/31/97   12/31/96
            Computer equipment            $23,147    $ 7,296
            Office Furniture                2,783      2,783
            Office Equipment                  699        699
                                           26,629     10,778
            Accumulated Depreciation       (4,278)      (537)
            Property & Equipment, Net     $22,351    $10,241

          Renewals and betterments are capitalized; maintenance and repairs are expensed as incurred.

          Depreciation is calculated using the straight line method over the asset's estimated useful life, which is 5 years for equipment and 7 years for office furniture.

          Depreciation expense for 1997 and 1996 was $3,741 and $537, respectively.

          REVENUE RECOGNITION POLICY

          The company recognizes sales, for both financial statement purposes and for tax purposes, when the products are shipped and when services are provided.

          ORGANIZATION COSTS

          Organization costs of $758 were capitalized upon incorporation. Amortization is recognized ratably over five years. Amortization expense for 1996 and 1997 was $25 and $152, respectively.

          ESTIMATES IN FINANCIAL STATEMENTS

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.








                                                     Page 7 of 9
                       EDUCATION NAVIGATOR, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

          INCOME TAXES

          The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS 109 has as its basic objective the recognition of current and deferred income tax assets and liabilities based upon all events that have been recognized in the financial statements as measured by the provisions of the enacted tax laws.

          Valuation allowances are established when necessary to reduce deferred tax assets to the estimated amount to be realized. Income tax expense represents the tax payable for the current period and the change during the period in the deferred tax assets and liabilities.

NOTE 3:   SUBSEQUENT EVENT - ACQUISITION

          On June 26, 1998 the Company was acquired by Omnicomm
          Systems, Inc. (Omni) for $600,000 and 441,200 shares of Omni stock.

NOTE 4:   COMMITMENTS AND CONTINGENCIES

          The company is currently in a lease for office and factory space requiring minimum annual base rental payments for the fiscal periods shown as follows:

                         1999      $ 25,747
                         2000        26,552
                         2001        27,357
                         2002        28,161
                         2003        28,966
                         Total     $136,783

          In addition to annual base rental payments, the company must pay an annual escalation for operating expenses as determined under the lease. Rent expense for 1996 and 1997 was $2,132 and $21,482, respectively.

NOTE 5:  INCOME TAXES

         Income taxes are accrued at the statutory U.S. and state income tax rates.

         During the periods ended December 31, 1996 and 1997 the Company elected to be taxed as an 'S' corporation for federal and state income tax purposes. Therefore, the corporate income is taxed directly to the shareholders. This election was terminated as of June 26, 1998, when Omnicomm acquired all of the outstanding stock of the Company.


                                                    Page 8 of 9
                       EDUCATION NAVIGATOR, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

NOTE 6:  POSTRETIREMENT EMPLOYEE BENEFITS

         The Company does not have a policy to cover employees for any health care or other welfare benefits that are incurred after employment (postretirement). Therefore, no provision is required under SFAS's 106 or 112.












































                                                           Page 9 of 9





Exhibit 10(a)
Employment Contract


EMPLOYMENT AGREEMENT

         This Employment Agreement (the "Agreement"), dated as of ______ __, 1999, between OmniComm Systems, Inc., a Delaware corporation, having it principal place of business located at 3250 Mary Street, Ste. 307, Coconut Grove, Florida (the "Company"), and ___________(the "Employee").

                           WITNESSETH:

     WHEREAS, the Company desires to employ the Employee as an administrative assistant and the Employee desires to accept such employment.

     NOW, THEREFORE, the parties hereto agree as follows:

     1. Employment. The Company hereby employs the Employee and the Employee hereby accepts employment upon the terms and conditions hereinafter set forth.

     2. Term. This Agreement shall be at will. Either party in their sole and absolute discretion may terminate the Agreement.

     3. Salary. For all services rendered under this Agreement the Company shall pay the Employee a base salary of $______ per annum in equal semi-monthly installments.

     4. Duties. The Employee shall be employed as an ____________ and, subject to the direction of the Board of Directors and the Company's officers designated by the Board of Directors, shall perform and discharge well and faithfully the duties which may be assigned to her from time to time by the Company in connection with the conduct of its business.

     5. Extent of Services. The Employee shall devote her entire time, attention and energies to the business of the Company and shall not during the term of the Agreement be engaged during normal business hours, in any other business or professional activity, whether or not such activity is pursued for gain, profit, or other pecuniary advantage.

     6. Disclosure of Information. (a) The Employee recognizes and acknowledges that the Company's trade secrets and proprietary information and processes, as they may exist from time to time, are valuable, special and unique assets of the Company's business, access to and knowledge of which are essential to the performance of the Employee's duties hereunder. The Employee will not, during or after the term of her employment by the Company, in whole or in part, disclose such secrets, information or processes to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, nor shall the Employee make use of any such property for her own purposes or for the benefit of any person, firm, corporation or other entity except the Company under any circumstances during or after the term of her employment, provided that after the term of her employment these restrictions shall not apply to such secrets, information and processes which are then in the public domain provided that the Employee was not responsible, directly or indirectly, for such secrets, information or processes entering the public domain without the Company's consent. The Employee agrees to hold as the Company's property, all memoranda, books, papers, letters, formulas and other data, and all copies thereof and therefrom, in any way relating to the Company's business and affairs, whether made by him or otherwise coming into her possession, and on termination of her employment, or on demand of the Company, at any time, to deliver the same to the Company.

     7. Inventions. The Employee hereby sells, transfers and assigns to the Company or to any person, or entity designated by the Company, all of the entire right, title and interest of the Employee in and to all inventions, ideas, disclosures and improvements, whether patented or unpatented, and copyrightable material, made or conceived by the Employee, solely or jointly, or in whole or in part, during the term hereof which (i) relate to methods, apparatus, designs, products, processes or devices sold, leased, used or under construction or development by the Company or any subsidiary, or (ii) otherwise relate to or pertain to the business, functions or operations of the Company or any subsidiary, or (iii) arise wholly or partly from the efforts of the Employee during the term hereof. The Employee shall communicate promptly and disclose to the Company, in such form as the Company requests, all information, details and data pertaining to the aforementioned inventions, ideas, disclosures and improvements; and, whether during the term hereof or thereafter, the Employee shall execute and deliver to the Company such formal transfers and assignments and such other papers and documents as maybe required of the Employee at the Company's expense to permit the Company or any person or entity designated by the Company to file and prosecute the patent applications and, as to copyrightable material, to obtain copyright thereon. Any invention by the Employee within one (1) year following the termination of this Agreement shall be deemed to fall within the provisions of this paragraph unless proved by the Employee to have been first conceived and made following such termination.

     8. Covenant Not to Compete. (a) During the term hereof and for a period of one (1) year thereafter, the Employee shall not compete, directly or indirectly, with the Company, interfere with, disrupt or attempt to disrupt the relationship, contractual or otherwise, between the Company and any customer, client, supplier, consultant, or employee of the Company and any customer, client, supplier, consultant or employee of the Company, including, without limitation, employing or being an investor (representing more than 5% equity interest) in, or officer, director, or consultant to, any person or entity which employs any former key or technical employee whose employment with the Company was terminated after the date which is one year prior to the date of termination of the Employee's employment therewith. An activity competitive with an activity engaged in by the Company shall mean performing services whether as an employee, officer, consultant, director, partner, or sole proprietor for any person or entity engaged in the business then engaged in by the Company, which services involve systems integration (b) It is the desire and intent of the parties that the provisions of this Section 8 shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular portion of this Section 8 shall be adjudicated to be invalid or unenforceable, this Section 8 shall be deemed amended to delete therefrom the portion thus adjudicated to be invalid or unenforceable, such deletion to apply only with respect to the operation of this
Section in the particular jurisdiction in which such adjudication is made. (c) Nothing in this Section 8 shall reduce or abrogate the Employee's obligations during the term of this Agreement under Sections 4 and 5 hereof.

     9. Remedies. If there is a breach or threatened breach of the provisions of Section 5, 6(b), 7 or 8 of this Agreement, the Company shall be entitled to an injunction restraining the Employee from such breach. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedies for such breach or threatened breach.

     10. Assignment. This Agreement may not be assigned by any party hereto; provided that the Company may assign this Agreement: (a) to an affiliate so long as such affiliate assumes the Company's obligations hereunder; provided that no such assignment shall discharge the Company of its obligations herein, or (b)in connection with a merger or consolidation involving the Company or a sale of substantially all its assets to the surviving corporation or purchaser as the case may be, so long as such assignee assumes the Company's obligations thereunder.

     11. Notices. Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and sent by registered mail to the Employee at her residence at________________ and to the Company at its address set forth above, Attention:

     12. Waiver or Breach. A waiver by the Company or the Employee of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by the other party.

     13. Entire Agreement. This instrument contains the entire agreement of the parties. It may be changed only by an agreement in writing signed by a party against whom enforcement of any waiver, change, modification, extension or discharge is sought.

     14. Governing Law. This Agreement shall be construed in accordance with the laws of the State of Florida. All questions with respect to the construction hereof and the rights and liabilities of the parties hereto shall be governed by the laws of the State of Florida. Any action or proceeding arising out of or relating hereto shall be brought in Dade County, State of Florida.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first hereinabove written.

OmniComm Systems, Inc.


By:____________________________


Employee


_______________________________Exhibit 10(b)
Factor Agreement
BANKEST CAPITAL CORP.
 STANDARD FACTORING AGREEMENT


Omnicomm Systems, Inc.
3250 Mary Street, Ste. 307
Coconut Grove, FL 33133

Gentlemen:

The following shall constitute the terms upon which Bankest Capital Corp. ("Bankest" and "we" and/or "us") shall act as sole factor of Omnicomm Systems, Inc.("company" and "you" and/or "your") (see section 11 for the definition of certain capitalized terms):

SECTION 1      Sales and Approval of Receivables

1.1 You hereby sell, assign and transfer to us and we hereby purchase from you all of your now outstanding and hereafter created or acquired Receivables with full power to collect and otherwise deal therewith as the sole exclusive owner thereof. You further sell and assign to us all of your interest in the goods represented by the Receivables and in all goods that may be returned by customers, all rights as an unpaid vendor or lienor, all rights of stoppage in transit, replevin and reclamation relating thereto, all rights in and to all security therefor and guarantees thereof, and all rights against third parties with respect thereto. Any goods so recovered or returned shall be set aside, marked with our name and held for our account as owner. You shall notify us promptly of all such returned or recovered goods.

1.2 (a) You will submit for our written approval the amount, terms of payment and delivery, and all other conditions of each prospective sale and each approved sale shall be made only in accordance with such approval, which may be withdrawn at any time before actual delivery of the merchandise or rendition of the services to the customer. We may, in our sole judgment, and from time to time, establish credit lines for sales to some or all of your customers and, provided sales to such customers are on your normal selling terms which we have approved, all sales to such customers within the established credit lines will be Approved Receivables provided that delivery or performance is completed while the credit line remains in effect. All of our credit approvals will be in writing.

     (b) We reserve the right to amend or withdraw a credit approval or credit line at any time by advice to you, which advice will be promptly confirmed in writing. A credit line will be automatically suspended (i.e. withdrawn) during any period that the customer is 60 or more days past due. We will reinstate any suspended credit line in accordance with, and subject to, our credit line approval guidelines.

     (c) Without limiting the foregoing, our approval shall automatically be withdrawn if any terms are changed or if delivery is made more than thirty days after the approved delivery date, or more than thirty days after the date of approval if no delivery date is specified. If the amount of any sale is increased without our prior written consent, our approval shall apply only to the original amount approved.

     (d) We shall have no liability to you or to any customer for our refusal to credit approve a Receivable or establish a credit line or for our withdrawal of a credit approval or a credit line.

1.3 We shall assume the Credit Risk on all Approved Receivables. We shall have full recourse to you for all other reasons (other than Credit
Risk), which cause us not to collect Receivables sold by you to us. We shall have full recourse to you on all Non-Approved Receivables.

1.4 In the event that monies shall, at any time, be owing from one of your customers for both Approved Receivables and Non-Approved
Receivables, we may, and you so authorize and approve us to , apply all payments received first in reduction of the outstanding Approved
Receivables.

SECTION 2      Purchase Price, Commissions, Advances, and Reserve

2.1 We will purchase each Receivable at the Net Amount of thereof, less our commission thereon (hereinafter, the "Purchase Price"). "Net Amount" shall mean the face amount less all returns, discounts (which may, at our option, be calculated on the longest or shortest terms), credits or allowances of any nature at any time issued, owing, claimed by customers, granted or outstanding, and out-of-pocket expenses as set forth in the Reimbursable Out-of-Pocket Costs Schedule Attachment as Schedule A.

2.2 Upon the Payment Date (as defined in Section 11.8 hereof) with respect to any Receivable, the Purchase Price, less any debits or reserves, shall be credited to your account. The credit balance of the account shall be available for distribution to you, at your request. We may retain from sums payable to you a reserve, which reserve may be revised from time to time at our discretion, in order to provide for Customer Disputes, possible credit losses on Non-Approved Receivables, sums owing to us for goods/services purchased by you from any other firm or company factored or otherwise financed by us, and the Obligations. Amounts in your account shall also be subject to reduction for payment of any charges or credits which may be charged to you pursuant to this Agreement, and shall be given as security for all of your Obligations hereunder or arising from any other agreement between you and us.

2.3 From time to time during the term of this Agreement and prior to the Payment Date, upon you request and in our sole discretion, we may advance funds ("Advance") to you up to seventy percent (70.0%) of the Purchase Price of a Receivable. Any Advance in excess of the percentages set forth above shall be deemed to be an Overadvance, which Overadvance shall be made in our sole discretion and also subject to this Agreement.

2.4 All Advances, Overadvances and other credits, charges or payments specified herein, except for charges which reduce the Purchase Price pursuant to Section 2.2, shall be charged to your account. You shall be charged interest in the amount as and at such times as herein provided on the outstanding balance of the account. The account shall be reduced by all payments received with respect to a Receivable.

2.5 You will pay us a factoring commission, which commission shall be due and payable at the time of our acceptance of the purchase or assignment of each Receivable, in the form of a Discount in the amount of the Applicable Factoring Commission Percentage of each Receivable purchased by us (the "Applicable Factoring Commission Percentage"). The Applicable Factoring Commission Percentage is predicated upon the number of days the Receivables remain outstanding and shall be the percentage set forth on the Factoring Commission Schedule attached hereto as Schedule B. The minimum factoring commission on each invoice shall be Five Dollars ($5.00).

2.6 During each contract year (the 12 months immediately following the date hereof or any anniversary thereof you agree to pay to us Factoring Commissions aggregating at least eighteen thousand Dollars ($18,000.00), ("Minimum Annual Commission"). If during any month the aggregate factoring commissions paid by you is less than one thousand five hundred Dollar ($1,500.00) ("Minimum Monthly Commission"), then you shall pay to us, or we may charge your account with an amount equal to the difference between the Minimum Monthly Commission and the factoring commission actually paid during that month (the "Deficiency Charge"). At such time as you exceed the Minimum Annual Commission, the Minimum Monthly Commission shall be waived for the remainder of the contract year and the Deficiency Charges paid during said contract year shall be applied against subsequent factoring commission charges incurred during said contract year.

2.7 We will charge you account our standard wire transfer fee on all wire transfers, and you will reimburse us for exchanges on checks, charges for returned items and all other back charges and other charges and costs as stipulated in the Reimbursable Out-of-Pocket Costs Schedule attached hereto. We may also, at our option, charge your account for all amounts owing by you to us under this Agreement and all other Obligations.

2.8 In the case of sales to customers located outside the continental United States, you shall pay to us and we may conclusively charge to your account (i) the amount of all fees, costs and commissions charged to us by our correspondent foreign factors to which we re-assign or through which we re-factor such sales, (ii) all premiums on any credit insurance obtained by us in connection therewith, (iii) all currency rate differentials, currency conversion charges, transmittal charges and other costs and expenses relating thereto, and (iv) any and all sums which we may be required to pay or assume under our arrangements with any foreign factors. All charge-backs of foreign sales by such foreign factors shall be binding on you and shall relieve us of the Credit Risk with respect thereto. You acknowledge that we have informed us of the terms of our arrangements with any and all such foreign factors, including, without limitation, the Code of International Factoring Customs (IFC76) and Master Agreement relating thereto; you consent thereto and agree to fulfill and to assist in fulfilling those customs as far as your part of the transactions in concerned; your failure to comply with any thereof shall immediately relieve us of the Credit Risk with respect to all affected Receivables. You shall affix to all invoices to foreign customers such legend regarding payment thereof to the foreign factor as we may from time to time require.

2.9 You shall pay us on demand any debit balance at any time existing in your account.

SECTION 3 Interest

3.1 You will pay interest on the daily balance of all monies remitted, paid or otherwise advanced to you or for your account net of all payments received from you or on your behalf including the Purchase Price of Receivables purchased by us hereunder which is credited to your account on the Collection Date. Interest will be calculated daily at a rate the greater of three percent (3.0%) per annum or three hundred
(300) basis points plus the Base Rate (the "Interest Rate") and will be charged to your account monthly, in arrears. All other indebtedness due by you to us) under this Agreement and on all other Obligations, except those specifying a different rate, from the date incurred through the date paid will be charged interest calculated daily at the greater at that rate which is the maximum rate applicable by law, or rate of six hundred basis points (6.0%) plus the Base Rate and, at our option, may be charged to your account. Any publicly announced decrease or increase in the Base Rate shall result in an adjustment to the Interest Rate on the next business day. Interest shall be calculated on the basis of a 360-day year for the actual number of days elapsed. In no event shall the Interest Rate exceed the maximum rate permitted by applicable law and in the event excess interest is paid, it shall be considered a repayment of the principal.

3.2 If a Receivable or any payment is charged back to you after the Collection Date, you will pay us interest at the Interest Rate on such Net Receivable or such payment from the Collection Date to the chargeback date.

SECTION 4 Representations, Warranties and Covenants

4.1 You represent, warrant and covenant as to each Receivable sold and assigned hereunder that, at the time of its creation, the Receivable is a valid, bona fide account, representing an undisputed indebtedness incurred by the named account debtor for goods actually sold and delivered or for services completely rendered; there are no setoffs, offsets or counterclaims, genuine or otherwise, against the Receivable; the Receivable does not represent a sale to a parent, subsidiary or a consignment, sale or return or a bill and hold transaction; no agreement exists permitting any deduction or discount (other than the discount stated on the invoice); you are the lawful owner of the Receivable and have the right to sell and assign the same to us; the Receivable is free of all security interests, liens and encumbrances other than those in our favor, and the Receivable is due and payable in accordance with its terms.

4.2 You shall not grant or suffer to exist any lien upon or security interest in your inventory in favor of any party other than us without our written consent, or prior knowledge.

4.3 You are a solvent corporation; duly incorporated and in good standing under the laws of the State of Florida and qualified in all States where such qualification is required; the execution, delivery and performance of this Agreement have been duly authorized and are not in contravention of any applicable law, your corporate charter or by-laws or any agreement or order by which you are bound.

4.4 You shall not change your corporate name or the location of your office or open any new offices without giving us at least thirty (30) days prior written notice. At the present time, you carry on business only at the above address and the addresses set forth below:
                    _______________________________________

4.5 All books and records pertaining to the Receivables or to any inventory owned by you shall be maintained solely and exclusively at the above addresses or the addresses listed in Section 4.4 and no such books and records shall be moved or transferred without giving us thirty (30) days prior written notice.

4.6 You shall not sell, lease, transfer or otherwise dispose of all or substantially all of your property or assets, or consolidate with or merge into or with any corporation or entity without our prior written consent, which consent will not be unreasonable withheld.

4.7 After our request, you shall hold all returned, replevied or reclaimed goods coming into your possession in trust for us and all such goods shall be segregated and identified as held in trust for our benefit and you shall, at our request, and at your expense, deliver such goods to such place or places as we may designate.

4.8 Receivables sold to us hereunder and represented by invoices bearing the tradenames or styles set forth below are wholly owned by you and the undertakings, representations and warranties made in connection therewith shall be identical to and of the same force and effects as those made with respect to invoices bearing your corporate name. The tradenames or styles set forth below are the only tradenames or styles under which you transact business.

Omnicomm Systems, Inc.

4.9 No discounts, credits or allowances will be issued, granted or allowed by you to customers and no returns will be accepted without our prior written consent; provided, however, that until we notify you to the contrary, you may presume our consent. Discounts, credits or allowances once issued may be claimed only by the customer; no third party beneficiary rights are created hereby.


SECTION 5 Disputes, Chargebacks and Reserves

5.1 With respect to any Receivable, upon the occurrence of a breach of any of the representations or warranties contained in Section 4.1, or the assertion by a customer of a Dispute or other defense to payment, other than financial inability, an Approved Receivable shall automatically become a Non-Approved Receivable and we may charge back such Receivable to you.

5.2 You will notify us promptly of and settle all Disputes at your cost and expense, including attorneys' fees, and will pay us promptly the amount of the Receivables affected thereby. However, if any Dispute is not settled by you within thirty days after the maturity date of the invoice or within such shorter period as we may determine, we may settle, compromise or litigate such Dispute in our or your name upon such terms as we in our sole discretion deem advisable and for your account and risk. We may also in our discretion and without notice to you take possession of and sell any returned goods at such prices and upon such terms as we deem advisable. We may charge any deficiency, and all costs and expenses, including attorney's fees, to your account, In addition to all other rights to which we are entitled under this Agreement, if there is any Dispute as to any Receivable, or if any Receivable on which you have the Credit Risk or evidenced by an invoice for less than Fifty Dollars ($50.00) is unpaid at its maturity, we may at any time charge the amount of such Receivable back to your account. Immediately upon the occurrence of any Dispute and regardless of the date on which we charge back the affected Receivable, the Credit Risk on such Receivable, to the extent theretofore borne by us, shall automatically revert to you. We may also charge back the amount of any Receivable which is not paid to us at maturity due to acts of God, war, civil strife, currency restrictions, foreign political impediments or the like.

5.3 We may, at our option, charge back to you all amounts owing on Non-Approved Receivables which are not paid when due. We shall also have the right to charge back to you any payment which we receive with respect to a Non-Approved Receivable if such payment is subsequently disgorged by us or disgorged by our assigns, whether as a result of any proceeding in bankruptcy or otherwise.

5.4 A chargeback shall not constitute a resale to you of said Receivables; however, upon payment by you to us of all monies due with respect to such charge back Receivable, title thereto shall revert to you, subject, however, to our continuing security interest therein. You agree to indemnify and save us harmless from and against any and all loss, costs and expenses, caused by or arising out of disputed Receivables, including, but not limited to, collection expenses and attorney's fees incurred with respect thereto. We may charge our normal and standard late payment and/or delinquency charges to your customers.

SECTION 6 Administration

6.1 You shall, from time to time, execute and deliver to us confirmatory schedules of Receivables sold to us, together with one copy of each invoice and acceptable evidence of shipment and such other documentation and proofs of delivery as we may require. Each invoice shall bear a notice, in form satisfactory to us, that it has been sold and assigned to and is payable United States dollars only to us. However, the issuance of invoices to customers shall itself constitute the assignment to us of the Receivables represented thereby. You will keep all shipping and delivery receipts and copies of all invoices at your office available for our inspection, and will deliver them to us promptly at our request. The sale of your Receivables to us and our ownership thereof will be properly reflected on your books. You agree to prepare and mail all invoices or, at our option, you shall send all of the invoices to us ready for mailing to the customers, in which event the postage and clerical charges incurred by us in mailing the same will be paid by you.

6.2 You agree to execute and deliver to us such further instruments of assignments, financing statements and instruments of further assurance as we may reasonably require. You authorize us to execute on your behalf and file such UCC financing statements as we may deem necessary in order to perfect and maintain the security interests granted by you in accordance with this and any other agreement between you and us, and you further agree that we may file this Agreement or a copy thereof as such UCC financing statement. You agree to bear the cost of all filing fees, filing taxes, search reports, legal fees and other charges incurred by us in the perfection, protection and preservation of the rights and collateral security herein granted to us.

6.3 If any remittances are made directly to you, your employees or agents, you shall act as trustee of an express trust for our benefit, hold the same as our property and deliver the same to us forthwith in kind. We and/or such designee as we may from time to time appoint, are hereby appointed your attorney-in-fact to endorse your name on may remittances received by us where such endorsement is required to effect collection; this power, being coupled with an interest is irrevocable.

6.4 We may, at all times, have access to, inspect and make extracts from all your records, files and books of accounts. We may, at any time after default by you hereunder, remove from your premises all such records, files and books relating to the Receivables. You agree to promptly furnish us within forty-five (45) days after the close of each quarter financial statements unaudited and in such form and detail as we may reasonably require. You also agree to prepare and furnish to us, within ninety (90) days after the close of your fiscal year, financial statements which have been audited and certified by an independent certified public accountant which is acceptable to us. You authorize us to communicate directly with your independent certified public
accountants   and authorize such accountants to discuss your financial
condition and statements directly with us.

6.5 If we determine that the credit standing of a customer has deteriorated after we have assumed the Credit Risk on a Receivable, you shall, at our request, exercise such rights as you may have to reclaim or stop the goods in transit, and you hereby grant us the right to take such steps in your name or ours.

6.6 You authorize us to disclose such information as we deem appropriate to persons making credit inquiries about you.

6.7 We will send you a monthly statement of your account which shall constitute an account stated and be binding upon you with respect to the matters reflected therein and any matters previously reported to you which are incorporated therein, except to the extent that written exceptions thereto are served upon us within thirty (30) days after such statement is rendered.

6.8 You hereby agree to indemnify us for all costs and expenses incurred by us in connection with Receivables for which credit approval has not been given and in connection with Receivables which are unpaid at maturity for reasons other than financial inability. Further, you hereby agree to indemnify us for any liability for duties, forwarder's fees, storage, shipping charges and other expense connected with the Receivables and any losses occasioned by claims of Customers under Receivables.

SECTION 7 Collateral Security

7.1 As collateral security for all Obligations, you hereby assign and grant to us a continuing security interest in: (i) all of your presently existing and hereafter created Receivables and general intangibles and the proceeds thereof; (ii) all monies, securities and other property now or hereafter held or received by, or in transit to us from or for you, whether for safekeeping, pledge, custody, transmission, collection or otherwise, and all of your deposits and credit balances in our possession; (iii) all returned, reclaimed or repossessed goods and the documents evidencing or relating to such goods; (iv) all books, records and other property at any time evidencing or relating to the Receivables; and (v) the proceeds of any insurance policies covering any of the foregoing. Recourse to the collateral security herein provided shall not be required, and you shall at all times remain liable for the payment and performance of all of your Obligations upon demand by us.

7.2 By your execution of this Agreement, you also hereby grant to us the right and authority to set-off and debit payments and charges you owe us, which we are otherwise entitled to set-off and debit against the account as specified in this Agreement directly against your account, without prior notice or consent from you. We shall in good faith endeavor to provide you written notice of such set-off or debit within ten (10) days after same; provided however, that we shall have no liability to you in respect of our failure to give such notice; and further provided that our failure to give such notice shall have no effect on our rights to set-off or debit as provided above.

SECTION 8 Events of Default

8.1 The occurrence of any of the following acts or events shall constitute an Event of Default: (a) if you fail to make payment of any of your Obligations when due, (b) if you fail to make any remittance required by this Agreement, (c) if you commit any breach of any of the terms, representations, warranties, covenants, conditions or provisions of this Agreement, or of any present or future supplement or amendment hereto or of any other agreement between us, (d) if you become insolvent or unable to meet your debts as they mature, (e) if you deliver to us a false financial statement, (f) if you call, or have called by a third party, a meeting of creditors, (g) if you have commenced by or against you any bankruptcy proceeding, insolvency, arrangement or similar proceeding, (h) if you suspend or discontinue doing business for any reason, (i) if a receiver or a trustee of any kind is appointed for you or any of your property, (j) if any guarantor of your Obligations shall become insolvent or have commenced by or against such guarantor any bankruptcy proceeding, insolvency, arrangement or similar proceeding,
(k) if any guaranty of your Obligations is terminated, or (l) if any change of ownership occurs with respect to more than twenty (20%) percent of your capital stock.

8.2 Upon the occurrence of an Event of Default, we shall have the right to terminate this Agreement and all other arrangements existing between us forthwith and without notice, and all of your Obligations to us shall mature and become immediately due and payable and we shall have the right to withhold any further payment to you until all Obligations have been paid in full. In addition, we shall have all the rights of a secured party under the Uniform Commercial Code, including, without limitation, the right to take possession of any collateral in which we have a security interest and to dispose of same at public or private sale and you will be liable for any deficiency. We shall not be required to proceed against any Collateral but may proceed against you directly. In the event we institute suit against you, you agree to pay our costs and reasonable attorney's fees.

SECTION  9     Terms and Termination

This Agreement shall continue in full force and effect for one (1) year or until terminated by either party hereto giving the other party not less than 90 days prior written notice thereof. Notice of termination shall be registered or certified mail; provided however, that you shall not terminate this Agreement so long as you are indebted or obligated to us in connection with any other financing arrangements. Notwithstanding such notice of termination, our respective rights and obligations arising out of transactions having their inception prior to the specified date of termination shall not be affected by such termination and all terms, provisions and conditions hereof, including but not limited to, the security interests herein above granted to us, shall continue in full force and effect until all Obligations have been paid in full. All of the representations, warranties and covenants made herein shall survive the termination of this Agreement.

SECTION 10     Modifications

This Agreement cannot be changed or terminated orally; it constitutes the entire agreement between us and shall be binding upon respective successors and assigns, but may not be assigned by you without our prior written consent. No delay or failure on our part in exercising any right, privilege, or option hereunder shall operate as a waiver thereof or of any other right, privilege or option. No waiver whatsoever shall be valid unless in writing, signed by us, and then only to the extent therein set forth. If any term or provision of this Agreement is held invalid under any statute, rule or regulation of any jurisdiction competent to make such a decision, the remaining terms and provisions shall not be affected, but shall remain in full force and effect. You further acknowledge that during the course of the term of this Agreement, we shall make credit determinations with respect to your Receivables and shall refactor and otherwise assign such Receivables to a Third Party, notwithstanding any such assignment of refactoring you shall in no way rely on any credit determination relayed to us, or any action or inaction taken by such Third Party with respect to the Receivables, and that you shall look only to us as the party responsible for credit determinations and administration of your Receivables and this Agreement generally.

SECTION 11     Definitions

11.1 "Approved Receivable" - Any Receivable with respect to which we have issued a credit approval which has not subsequently been withdrawn.

11.2 "Base Rate" - The rate of interest publicly announced from time to time by Citibank N. A., New York, New York as its prime or base rate (or equivalent).

11.3 "Credit Risk" - The risk that a customer will be financially unable to pay a Receivable at maturity, provided the customer has received and accepted the goods and/or services which gave rise to such Receivable, without any Dispute.

11.4 "Dispute" - Any dispute, deduction, claim, offset, defense or counterclaim of any kind, including, without limitation, any dispute relating to goods or services already paid for or relating to Receivables other than the Receivable on which payment is being withheld.

11.5 "Net Receivable" - The gross face amount of a Receivable less the discount offered by you and taken by us.

11.6 "Non-Approved Receivable" - Any Receivable with respect to which we have either not issued a credit approval or have subsequently withdrawn a credit approval as a result of a Dispute or otherwise.

11.7 "Obligations" - All loans, advances, debts, liabilities, obligations, covenants and duties owing by you to us, direct or indirect, absolute or contingent, due or to become due, now existing, or hereafter arising, including, without limitation, invoices for goods or services purchased by you from any company whose accounts are factored or financed by us and indebtedness arising under any guaranty made by you or issued by us on your behalf and the debit balance of your account.

11.8 "Payment Date" - The earlier of the Wednesday of the week following the week in which we receive payment of a Receivable or 120 days after the due date of a Receivable, provided that such Receivable remains unpaid solely because of the Customer's financial inability to pay.

11.9 "Receivables" - All presently existing and hereafter created accounts, contract rights and general intangibles relating thereto, and other forms of obligation for the payment of money arising out of the sale of goods or rendition of services together will all proceeds thereof, all guaranties and security therefor, and all goods and rights represented thereby or arising therefrom including, but not limited to, the right of stoppage in transit, replevin and reclamation.

SECTION 12     Entire Agreement, Governing Law, and Waiver of Jury

This Agreement embodies our entire agreement as to the subject matter and supersedes all prior agreements as to the subject matter. This shall be governed by and interpreted in accordance with the laws of the State of Florida. EACH OF US HEREBY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY SUIT OR PROCEEDING ARISING UNDER OR RELATING TO TRANSACTIONS UNDER THIS AGREEMENT.

SECTION 13     Acceptance

This proposal is submitted to you unsigned and shall constitute an agreement between us only when signed by us.

                                   Very truly yours,

                                   BANKEST CAPITAL CORP.


                                   By:______________________

                                   Title:


The foregoing Factoring Agreement is accepted and agreed this
day of                , 199   .


By:                                                    By:



Title:     President                                   Title:
Secretary

Attachments: [omitted]